                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-31639

PROSPECTUS SUPPLEMENT
(To Prospectus dated September 26, 1997)

[CAPSTONE LOGO]                 3,000,000 SHARES
                          CAPSTONE CAPITAL CORPORATION
                   8 7/8% SERIES A CUMULATIVE PREFERRED STOCK
                     (LIQUIDATION PREFERENCE $25 PER SHARE)

                             ---------------------

    Dividends on the 8 7/8% Series A Cumulative Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), of Capstone Capital Corporation (the "Company") are cumulative from the date of original issue and are payable quarterly, commencing on December 15, 1997, at the rate of 8 7/8% per annum of the $25 per share liquidation preference (equivalent to a fixed annual rate of $2.21875 per share). See "Description of Series A Preferred Stock -- Dividends."
    Except in certain circumstances relating to the Company's qualifications as a real estate investment trust (a "REIT"), the Series A Preferred Stock is not redeemable prior to September 30, 2002. On and after September 30, 2002, the Series A Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends, if any, thereon to the redemption date. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other stock of the Company, which may include other series of the Company's preferred stock, par value $.001 per share ("Preferred Stock"), and from no other source. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company except in certain circumstances relating to the Company's qualification as a REIT. See "Description of Series A Preferred
Stock -- Redemption."
    In order to ensure that the Company remains a qualified REIT for federal income tax purposes, shares of Series A Preferred Stock may be converted into Excess Shares (as defined in the accompanying Prospectus) if a holder owns more than 9.8% of the Company's stock, and the Company will have the right to purchase Excess Shares from the holder. See "Description of Capital
Stock -- Restrictions on Ownership" in the accompanying Prospectus.
    The Company has applied to list the Series A Preferred Stock on the New York Stock Exchange ("NYSE"), subject to official notice of issuance, under the symbol "CCT PrA." Trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days of initial delivery of the Series A Preferred Stock. Prior to the offering made hereby (the "Offering"), there has been no public market for the Series A Preferred Stock. While the Underwriters have advised the Company that they intend to make a market in the Series A Preferred Stock prior to commencement of trading on the NYSE, they are under no obligation to do so and may discontinue market making at any time without notice. No assurance can be given that a market for the Series A Preferred Stock will exist prior to commencement of trading or at any other time. See "Underwriting."
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================================================================
                                                      PRICE TO        UNDERWRITING DISCOUNTS         PROCEEDS TO
                                                      PUBLIC(1)         AND COMMISSIONS(2)            COMPANY(3)
-----------------------------------------------------------------------------------------------------------------------
Per Share                                              $25.00                $0.7875                   $24.2125
-----------------------------------------------------------------------------------------------------------------------
Total(4)                                             $75,000,000            $2,362,500               $72,637,500
=======================================================================================================================

   (1) Plus accrued dividends, if any, from the date of original issue.

   (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

   (3) Before deducting expenses payable by the Company estimated at $450,000.

   (4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 450,000 shares of Series A Preferred Stock on the same terms set forth above to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $86,250,000, $2,716,875 and $83,533,125, respectively.
                             ---------------------
    The shares of Series A Preferred Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the shares of Series A Preferred Stock will be made at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001 on or about September 30, 1997.
                             ---------------------
SMITH BARNEY INC.
                     PAINEWEBBER INCORPORATED

                                        J.C. BRADFORD & CO.
                                                      COWEN & COMPANY
The date of this Prospectus Supplement is September 26, 1997.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF PREFERRED STOCK, INCLUDING BY OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed descriptions and financial information and statements appearing elsewhere or incorporated by reference in the accompanying Prospectus or in this Prospectus Supplement. Except as otherwise indicated herein, this Prospectus Supplement assumes no exercise of the Underwriter's over-allotment option. As used herein, unless the context requires otherwise, the term "Company" includes Capstone Capital Corporation, a Maryland corporation, and its subsidiaries.

                                  THE COMPANY

     The Company is a real estate investment trust which owns, leases and invests in a diversified portfolio of healthcare properties (the "Investments"). As of June 30, 1997, the Investments consisted of (i) 84 healthcare properties, including properties under development, leased to 19 healthcare operators (the "Leased Properties") and (ii) 34 mortgage loans on healthcare properties, including loans related to properties under construction, made to 23 operators (the "Mortgage Loans"). The Investments are located in 19 states primarily in the southeastern and western regions of the United States and represent a variety of facility types in diverse healthcare industry segments. The Investments, including commitments to invest certain of which have been partially funded, have grown from approximately $115 million at inception on June 30, 1994 to approximately $697 million on July 31, 1997.

     The Company intends to use the net proceeds of the Offering to reduce outstanding borrowings under the Company's $170 million unsecured line of credit (the "Bank Credit Facility") provided by a consortium of banks led by NationsBank of Georgia, N.A. ("NationsBank"), which the Company has used primarily to fund Investments. See "Use of Proceeds." The Company expects to reborrow under the Bank Credit Facility to make additional investments.

     Substantially all of the leases (the "Leases") for Leased Properties are triple net leases which require the lessees to pay, in addition to base rent, any additional rent and all additional charges, including any fines, penalties, interest and costs which may be levied for nonpayment or late payment thereof, all operating expenses, taxes, environmental clean-up costs, association dues, insurance premiums, assessments, levies, fees, water and sewer rents and charges and all governmental charges with respect to the applicable Leased Property. The Leases generally provide for increases in rent commencing after the first year, have primary terms of 10 to 15 years with options to extend the term at least 10 years and grant the lessees a right of first refusal to acquire the Company's interest at a fair market value. Mortgage Loans generally have initial maturities of between five and 15 years, require monthly installments of principal and interest and bear interest at rates ranging from 9.5% to 13.39% that increase annually at either a negotiated fixed rate or a rate based on the consumer price index. Approximately 59% of the Company's Investments as of June 30, 1997 are operated by public healthcare companies or their subsidiaries, including HEALTHSOUTH Corporation ("HEALTHSOUTH"), Columbia/HCA Healthcare Corporation ("Columbia"), MedPartners, Inc. ("MedPartners"), Integrated Health Services, Inc. ("Integrated Health"), and Tenet Healthcare Corporation. For the fiscal year ended December 31, 1996, the Company derived approximately 33.4% and 19.5% of its revenues from HEALTHSOUTH and Columbia, respectively.

     The Company believes it is an important source of capital for the healthcare industry and intends to continue investing in a high-quality portfolio of properties managed by established operators of rehabilitation, alternate-site care, long-term care and acute-care facilities. The Company diversifies its portfolio by operator, geography, facility type and healthcare industry segment. The Company identifies potential investment opportunities through (i) the relationship of certain members of its Board of Directors with HEALTHSOUTH, MedPartners and Integrated Health (Richard M. Scrushy, Michael D. Martin and Larry R. House are also directors of HEALTHSOUTH, Larry R. House, Richard M. Scrushy and Larry D. Striplin, Jr. are also directors of MedPartners and Robert N. Elkins is also a director of Integrated Health), (ii) relationships of its management and Board of Directors with other healthcare operators and developers, and (iii) brokers and other industry contacts. Leases with HEALTHSOUTH, MedPartners and Integrated Health are entered into on terms which the Company believes to be no less favorable than its Leases with unrelated lessees with similar credit characteristics.

     The Company's primary objective is to provide current income for distribution to stockholders. The Company has increased or maintained its quarterly distributions to common stockholders in every quarter in which it has operated since its initial public offering on June 30, 1994.

                                                              DISTRIBUTIONS
                                                                PER SHARE
                                                              -------------
1995:
  First Quarter.............................................      .425
  Second Quarter............................................      .445
  Third Quarter.............................................      .445
  Fourth Quarter............................................      .445
1996:
  First Quarter.............................................      .445
  Second Quarter............................................      .455
  Third Quarter.............................................       .46
  Fourth Quarter............................................      .465
1997:
  First Quarter.............................................       .47
  Second Quarter............................................      .475

                                  THE OFFERING

Securities Offered..................     3,000,000 shares of 8 7/8% Series A
                                         Cumulative Preferred Stock ("Series A
                                         Preferred Stock"). Application has been
                                         made to list the shares of Series A
                                         Preferred Stock on the NYSE under the
                                         symbol "CCT PrA." See "Underwriting."

Use of Proceeds.....................     The net proceeds from the sale of the
                                         Series A Preferred Stock will be used
                                         to reduce indebtedness under the Bank
                                         Credit Facility. See "Use of Proceeds."

Ranking.............................     With respect to the payment of
                                         dividends and amounts upon liquidation,
                                         the Series A Preferred Stock will rank
                                         senior to the Company's common stock,
                                         par value $.001 per share ("Common
                                         Stock"), which is the only stock of the
                                         Company currently outstanding. See
                                         "Description of Series A Preferred
                                         Stock -- Dividends" and "-- Liquidation
                                         Preference."

Dividends...........................     Dividends on the Series A Preferred
                                         Stock are cumulative from the date of
                                         original issue and are payable
                                         quarterly, commencing on December 15,
                                         1997, at the rate of 8 7/8% per annum
                                         of the $25 liquidation preference
                                         (equivalent to a fixed annual rate of
                                         $2.21875 per share). See "Description
                                         of Series A Preferred
                                         Stock -- Dividends."

Liquidation Rights..................     Equivalent to $25 per share of Series A
                                         Preferred Stock, plus an amount equal
                                         to accrued and unpaid dividends
                                         (whether or not authorized). See
                                         "Description of Series A Preferred
                                         Stock -- Liquidation Preference."

Redemption..........................     Except in certain circumstances
                                         relating to the preservation of the
                                         Company's status as a REIT (see
                                         "Description of Capital
                                         Stock -- Restrictions on Ownership" in
                                         the accompanying Prospectus), the
                                         Series A Preferred Stock is not
                                         redeemable prior to September 30, 2002.
                                         On and after September 30, 2002, the
                                         Series A Preferred Stock will be
                                         redeemable for cash at the option of
                                         the Company, in whole or in part, at a
                                         redemption price of $25 per share, plus
                                         dividends accrued and unpaid to the
                                         redemption date. The redemption price
                                         (other than the portion thereof
                                         consisting of accrued and unpaid
                                         dividends) shall be payable solely out
                                         of the sale proceeds of other stock of
                                         the Company, which may include other
                                         series of Preferred Stock, and from no
                                         other source. See "Description of
                                         Series A Preferred
                                         Stock -- Redemption."

Voting Rights.......................     Holders of Series A Preferred Stock
                                         will have no voting rights except as
                                         described herein. Whenever dividends on
                                         any shares of Series A Preferred Stock
                                         shall be in arrears for six or more
                                         quarterly periods, the holders of such
                                         shares (voting separately as a class
                                         with all other series of parity
                                         Preferred Stock upon which like voting
                                         rights have been conferred and are
                                         exercisable) will be entitled to vote
                                         for the election of two additional
                                         directors of the Company until all
                                         dividends accumulated on such shares of
                                         Series A Preferred Stock have been
                                         fully paid or authorized and a sum
                                         sufficient for the payment thereof set
                                         aside for payment. In addition, certain
                                         changes to the terms of the Series A
                                         Preferred Stock that would be
                                         materially adverse to the rights of
                                         holders of Series A Preferred Stock
                                         cannot be made without the affirmative
                                         vote of holders of two-thirds of the
                                         outstanding Series A Preferred Stock.
                                         See "Description of Series A Preferred
                                         Stock -- Voting Rights."

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

                                        FOR THE PERIOD
                                        FROM JUNE 30,
                                             1994
                                         (INCEPTION)          YEAR ENDED               SIX MONTHS
                                              TO             DECEMBER 31,            ENDED JUNE 30,
                                         DECEMBER 31,    ---------------------   -----------------------
                                           1994(1)         1995        1996         1996         1997
                                        --------------   ---------   ---------   ----------   ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..............................    $   8,240      $  24,707   $  35,952   $   16,320   $   24,255
Expenses:
  Interest............................        1,439          8,787       8,812        3,886        5,963
  Depreciation and amortization.......        1,502          4,697       6,315        2,885        4,052
  Other operating.....................          536          1,515       1,911          811        1,552
                                          ---------      ---------   ---------   ----------   ----------
          Total expenses..............        3,477         14,999      17,038        7,582       11,568
                                          ---------      ---------   ---------   ----------   ----------
Net income............................    $   4,763      $   9,708   $  18,914   $    8,738   $   12,687
                                          =========      =========   =========   ==========   ==========
Net income per share..................    $    0.80      $    1.55   $    1.71   $      .84   $      .86
                                          =========      =========   =========   ==========   ==========
OTHER DATA:
Funds from operations(2)..............    $   5,628      $  12,523   $  22,633   $   10,296   $   15,428
Weighted average shares outstanding...        5,980          6,271      11,086       10,368       14,785
Weighted average shares outstanding
  (fully diluted).....................           --          8,597      13,159       12,799       17,414
Dividends distributed.................    $   5,083      $  12,519   $  12,431   $    9,533   $   14,774
Dividends distributed per share.......    $    0.85      $    1.76   $   1.825   $     0.90   $     0.95
Net cash provided by operating
  activities..........................    $   5,168      $  14,041   $  22,425   $    8,869   $   16,459
Net cash used in investing
  activities..........................    $ 165,964      $  74,753   $ 114,399   $   69,939   $  157,009
Net cash provided by financing
  activities..........................    $ 161,126      $  61,056   $  92,421   $   61,902   $  140,162

                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JUNE 30,   JUNE 30,
                                             1994           1995           1996         1996       1997
                                         ------------   ------------   ------------   --------   --------
BALANCE SHEET DATA:
Real estate properties, net............    $151,328       $207,257       $303,997     $274,327   $408,534
Mortgage notes receivable..............      13,224         24,989         39,326       30,366     88,055
Total assets...........................     166,364        240,625        356,695      316,088    518,365
Bank credit facility...................      67,500         30,225         68,500       81,200    107,727
Mortgage notes payable(3)..............          --             --         23,228       23,300     40,139
10.50% Convertible subordinated
  debentures...........................          --         43,947         17,657       33,797      7,098
6.55% Convertible subordinated
  debentures...........................          --             --             --           --     67,934
Total stockholders' equity.............      98,389        163,747        241,556      173,098    280,713

---------------

See footnotes on the next page

(1) The Company commenced operations on June 30, 1994.
(2) Funds from operations ("FFO") represents net income (computed in accordance with generally accepted accounting principles), less gains from sales of property and rental income recognized on a straight-line basis on those leases with scheduled rent increases, plus depreciation and amortization. FFO should not be considered as an alternative to net income or any other generally accepted accounting principle measurement of performance as an indicator of operating performance or as an alternative to cash flows from operations, investing and financing activities as a measure of liquidity. The Company believes that FFO is an important supplemental measure of the operating performance of a REIT's portfolio considering the fact that historical cost accounting implicitly assumes that the value of real estate assets diminishes predictably over time. FFO provides an alternative measurement criteria, exclusive of certain non-cash items included in GAAP income, by which to evaluate the performance of such investments. Additionally, FFO is consistent with measures used by analysts to evaluate the Company and other REITs. The Company therefore discloses FFO, although it is a measurement that is not defined by generally accepted accounting principles. The Company's measure may not be comparable to similarly titled measures used by other REITs. Consequently, the Company's FFO may not provide a meaningful measure of the Company's performance as compared to that of other REITs. FFO is computed as follows:

                        FOR PERIOD FROM     YEAR ENDED     YEAR ENDED          SIX MONTHS ENDED
                         INCEPTION TO      DECEMBER 31,   DECEMBER 31,   -----------------------------
                       DECEMBER 31, 1994       1995           1996       JUNE 30, 1996   JUNE 30, 1997
                       -----------------   ------------   ------------   -------------   -------------
Net income...........     $4,762,734        $ 9,708,391    $18,913,689     $ 8,737,932     $12,686,897
  Add: depreciation
     and
     amortization....      1,501,906          4,696,838      6,315,077       2,884,934       4,051,690
  Less: gain on sale
     of asset........             --                 --       (197,191)       (193,672)             --
  Less: straight-line
     rental income...       (636,397)        (1,881,926)    (2,398,760)     (1,132,812)     (1,310,871)
                          ----------        -----------    -----------     -----------     -----------
Fund from
  operations.........     $5,628,243        $12,523,303    $22,632,815     $10,296,382     $15,427,916
                          ==========        ===========    ===========     ===========     ===========

(3) Nonrecourse indebtedness of Capstone of Las Vegas, Ltd., an Alabama limited partnership of which Capstone Capital of Las Vegas, Inc., an Alabama corporation and a wholly-owned subsidiary of the Company, is the general partner and Capstone of Virginia, Ltd., an Alabama limited partnership of which Capstone Capital of Virginia, Inc., an Alabama corporation and a wholly-owned subsidiary of the Company, is the general partner.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Series A Preferred Stock offered hereby are estimated to be approximately $72.2 million, after deduction of underwriting discounts and commissions and estimated Offering expenses payable by the Company (approximately $83.1 million assuming the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds to reduce the outstanding balance under its Bank Credit Facility, which was approximately $130.8 million as of September 15, 1997.

     Borrowings under the Bank Credit Facility bear interest at a rate chosen by the Company from either the base rate of NationsBank or the Eurodollar rate plus a percentage that varies from 1.00% to 1.625%. At September 15, 1997, the weighted average interest rate under the Bank Credit Facility was 6.799%. The Company has used borrowings under the Bank Credit Facility primarily for the acquisition of or investment in the Investments. The Company expects to borrow under the Bank Credit Facility in the future to make additional acquisitions and investments. The Bank Credit Facility will be available until June 24, 2000, and the principal balance outstanding thereunder will mature on that date.

                                 CAPITALIZATION

     The following sets forth the capitalization of the Company as of June 30, 1997, on an actual basis, and on an adjusted basis to give effect to the sale of Series A Preferred Stock offered hereby, after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company, and the use of the net proceeds therefrom to reduce the outstanding balance under the Bank Credit Facility. See "Use of Proceeds." The information set forth below should be read in conjunction with the Company's historical consolidated financial statements and notes thereto included in the documents incorporated herein by reference.

                                                                     JUNE 30, 1997
                                                              ----------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                              -------------   ------------
Indebtedness:
  Bank credit facility......................................  $ 107,727,000   $ 35,539,500
  Mortgage loans............................................     40,139,323     40,139,323
  10.50% Convertible subordinated debentures................      7,098,000      7,098,000
  6.55% Convertible subordinated debentures.................     67,934,295     67,934,295
                                                              -------------   ------------
          Total Indebtedness................................  $ 222,898,618   $150,711,118
                                                              =============   ============
Stockholders' equity:
Preferred Stock, $.001 par value per share, 10,000,000
  shares authorized; none issued and outstanding actual; and
  3,000,000 shares issued and outstanding, as adjusted
  (aggregate liquidation preference $75,000,000)............  $          --   $      3,000
Common Stock, $.001 par value per share; 50,000,000
  authorized; 16,205,672 issued and outstanding.............         16,206         16,206
Additional paid-in capital..................................    280,890,725    353,075,225
Loans to officers to finance stock purchases................       (286,944)      (286,944)
Retained earnings...........................................         92,580         92,580
                                                              -------------   ------------
          Total stockholders' equity........................    280,712,567    352,900,067
                                                              -------------   ------------
          Total capitalization..............................  $ 503,611,185   $503,611,185
                                                              =============   ============

---------------

(1) Does not include (a) 440,186 shares of Common Stock reserved for issuance upon conversion of $7,098,000 aggregate principal amount of the 10.50% Debentures, subject to adjustment in certain events, (b) 2,950,787 shares of Common Stock reserved for issuance upon conversion of $74,750,000 aggregate principal amount of the Company's 6.55% Debentures subject to adjustment in certain events, (c) 645,000 shares of Common Stock reserved for issuance pursuant to the Company's 1994 Stock Incentive Plan, and (d) 995,386 shares of Common Stock reserved for issuance pursuant to the Company's Dividend Reinvestment Plan.

                    DESCRIPTION OF SERIES A PREFERRED STOCK

     This description of the particular terms of the Series A Preferred Stock supplements the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made. The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Charter and the Articles Supplementary classifying the Series A Preferred Stock (the "Articles Supplementary"), each of which is available from the Company.

GENERAL

     The Company is authorized to issue up to 10,000,000 shares of Preferred Stock in one or more series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as the Board of Directors of the Company may determine by filing articles supplementary to the Company's Charter (the "Charter"), without any further vote or action by the Company's stockholders. See "Description of Capital Stock -- Preferred Stock" in the accompanying Prospectus. The Series A Preferred Stock is a series of the Company's Preferred Stock.

DIVIDENDS

     Holders of shares of the Series A Preferred Stock shall be entitled to receive, when and as authorized and declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8 7/8% per annum of the $25 per share liquidation preference (equivalent to a fixed annual rate of $2.21875 per share). Such dividends shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or before the 15th day of each March, June, September and December or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend, which will be paid on December 15, 1997, will be for less than a full quarter. Such dividend and any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Record Date"). The Series A Preferred Stock will rank senior to the Company's Common Stock with respect to the payment of dividends.

     No dividends on shares of Series A Preferred Stock shall be authorized by the Board of Directors of the Company or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof of a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized. Accrued but unpaid dividends on the Series A Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable. Except as set forth in the next sentence, no dividends will be authorized or paid or set apart for payment on any stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Company's Common Stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends authorized upon the Series A Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock shall be authorized pro rata so that the amount of dividends authorized per share of Series A Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect to unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be authorized or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation). Holders of shares of the Series A Preferred Stock shall not be entitled to any divided, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided above. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. See "Description of Capital Stock -- Preferred Stock -- Dividends" in the accompanying Prospectus.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of stock of the Company that ranks junior to the Series A Preferred Stock as to liquidation rights. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of Preferred Stock of the Company ranking on a parity with the Series A Preferred Stock in the distribution of assets, then the holders of shares of the Series A Preferred Stock and all other such classes or series of Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     Holders of Series A Preferred Stock will be entitled to written notice of any such liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company. For further information regarding the rights of the holders of the Series A Preferred Stock upon the liquidation, dissolution or winding up of the Company, see "Description of Capital
Stock -- Preferred Stock -- Liquidation" in the accompanying Prospectus.

REDEMPTION

     The Series A Preferred Stock is not redeemable prior to September 30, 2002. However, in order to ensure that the Company remains a qualified REIT for federal income tax purposes, Series A Preferred Stock will be subject to the Charter, pursuant to which Series A Preferred Stock owned by a stockholder in excess of the Ownership Limit (as defined in the accompanying Prospectus) will automatically be converted into Excess Shares, and the Company will have the right to purchase Excess Shares from the holder. See "Description of Capital Stock -- Restrictions on Ownership" In the accompanying Prospectus. On and after September 30, 2002, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, of any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest. The redemption price of the Series A Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of Preferred Stock, and from no other source. For purposes of the preceding sentence, "capital stock" means any equity securities (including Common Stock and Preferred Stock), shares, interest, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of shares of Series A Preferred Stock to be redeemed shall surrender the certificates representing such shares of Series A Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding shares of Series A Preferred Stock is to be redeemed, shares of the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

     Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of Excess Shares in order to ensure that the Company remains qualified as a REIT for federal income tax purposes, as described under "Description of Capital Stock -- Restrictions on Ownership" in the accompanying Prospectus, or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the shares of Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the certificates representing the shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the shares of Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

     Immediately prior to any redemption of Series A Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock which is redeemed.

     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption, However, in order to ensure than the Company remains a qualified REIT for federal income tax purposes, Series A Preferred Stock owned by a stockholder in excess of the Ownership Limit will automatically be converted into Excess Shares, and the Company will have the right to purchase Excess Shares from the holder. Excess Shares issued upon conversion of shares of Series A Preferred Stock may be redeemed, in whole or in part, at any time when outstanding shares of Series A Preferred Stock are being redeemed, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends on the shares of Series A Preferred Stock, which were converted into such Excess Shares, through the date of such conversion, without interest. Such Excess Shares shall be redeemed in such proportion and in accordance with such procedures as shares of Series A Preferred Stock are being redeemed.

VOTING RIGHTS

     Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below.

     Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for six or more quarterly periods (a "Preferred Dividend Default"), the holders of such shares of Series A Preferred Stock (voting together as a class with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the shares of Series A Preferred Stock or the holders of record of at least 20% of shares of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series A Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or authorized and a sum sufficient for the payment thereof set aside for payment. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exerciseable, the term of office of each Preferred Stock Director so elected shall immediately terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series A Preferred Stock and all series of Parity Preferred upon which like voting rights have been conferred and are exercisable (voting together as a class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights described above (voting together as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

     So long as any shares of Series A Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of stock ranking prior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Charter or the Articles Supplementary, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, the occurence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series A Preferred Stock and provided further that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or
(ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION

     The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company, except that the shares of Series A Preferred Stock may be converted into Excess Shares, in accordance with the Charter. See "Description of Capital Stock -- Restrictions on Ownership" in the accompanying Prospectus.

RESTRICTIONS ON OWNERSHIP

     For information regarding restrictions on ownership of the Series A Preferred Stock, see "Description of Capital Stock -- Restrictions on Ownership" in the accompanying Prospectus.

TRANSFER AGENT

     The transfer agent, registrar and dividend disbursing agent for the Series A Preferred Stock will be AmSouth Bank, Birmingham, Alabama.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of the federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. In addition, this section does not discuss foreign, state or local taxation.

     This discussion does address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. Such matters are discussed in the accompanying Prospectus under "Federal Income Tax Considerations," which also contains a general discussion of certain tax consequences of owning and disposing of stock in the Company. Prospective investors should consult, and must depend on, their own tax advisors regarding the state, local and foreign tax consequences of holding and disposing of Series A Preferred Stock. Sirote & Permutt, P.C., Birmingham, Alabama, has delivered its opinion, filed as Exhibit 8 to the Registration Statement of which this Prospectus Supplement forms a part, that the Company was and is organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation as described in this Prospectus Supplement and the accompanying Prospectus permits it to meet the requirements for qualification and taxation as a REIT under the Code. Qualification of the Company as a REIT will depend upon its ability to meet, through actual annual and other operating results, the various qualification tests imposed under the Code, as discussed in the accompanying Prospectus under "Federal Income Tax Considerations." Such opinion assumes, although no assurance can be given, that the actual results of the Company's operations for any one taxable year will satisfy such requirements. See "Federal Income Tax Considerations -- Taxation of the Company" and "-- Failure to Qualify" in the accompanying Prospectus.

DISTRIBUTIONS ON SERIES A PREFERRED STOCK

     As long as the Company qualifies as a REIT, distributions that are made to its stockholders out of the Company's current accumulated earnings and profits, and that are not designated as capital gain dividends, generally will be taxed to stockholders as ordinary income, either in the year of payment or, with respect to distributions declared in the last quarter of any year and paid by January 31 of the following year, in the year of declaration, and will not be eligible for the dividends received deduction for corporations. The Company's earnings and profits will be allocated first to any outstanding Preferred Stock. A distribution of net capital gain by the Company generally will be treated as long term capital gain to stockholders to the extent properly designated by the Company as a capital gain dividend and regardless of the length of time a stockholder has held such stockholder's Series A Preferred Stock. Under Section 291 of the Code, however, corporate stockholders may be required to treat up to 20% of any such capital gain as ordinary income. Corporate stockholders of a REIT generally are required to treat the portion of a capital gain distribution attributable to the gain from the REIT's sale or exchange of depreciable real property as subject to the 20% ordinary income rule of Section 291 of the Code. Capital gain distributions also are not eligible for the dividends received deduction for corporations. A dividend in excess of current or accumulated earnings and profits will constitute a nontaxable return of capital to the extent of the stockholder's basis in such stockholder's Series A Preferred Stock, and will be applied to reduce the stockholder's basis in the Series A Preferred Stock. To the extent such a dividend is greater than such basis, it will be treated as capital gain to those stockholders holding their Series A Preferred Stock as capital assets. The Company will notify stockholders as to the portions of each distribution which, in its judgment, constitute ordinary income, capital gain distributions or return of capital. Should the Company incur ordinary or capital losses, stockholders will not be entitled to include such losses in their own income tax returns.

REDEMPTION OF SERIES A PREFERRED STOCK

     A redemption of shares of Series A Preferred Stock for cash generally will be treated as a sale or exchange if the holder of such redeemed shares does not own, actually or constructively within the meaning of Section 318 of the Code, any stock of the Company other than the redeemed Series A Preferred Stock. If a holder does own, actually or constructively, such other stock (including Series A Preferred Stock not redeemed), a redemption of Series A Preferred Stock may be treated as a dividend to the extent of the Company's current or accumulated earnings and profits. Such dividend treatment would not apply if the redemption were "not essentially equivalent to a dividend" with respect to the holder under
Section 302(b)(1) of the Code. A distribution to a holder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in the Company. For this purpose, a redemption of Series A Preferred Stock that results in a reduction in the proportionate interest in the Company (taking into account any ownership of Common Stock and any stock constructively owned) of a holder whose relative stock interest in the Company is minimal and who exercises no control over corporate affairs should be regarded as a meaningful reduction in the holder's stock interest in the Company. If the redemption of the Series A Preferred Stock for cash is not treated as a distribution taxable as a dividend, the redemption will result in capital gain or loss equal to the difference between the amount of cash received by the holder and the holder's adjusted tax basis in the Series A Preferred Stock redeemed.

     If a redemption of Series A Preferred Stock is treated as a distribution that is taxable as a dividend, the holder's adjusted tax basis in the redeemed Series A Preferred Stock will be transferred to any remaining stock holdings in the Company. If the holder does not retain any stock ownership in the Company, the holder may lose such basis entirely.

TAXPAYER RELIEF ACT OF 1997

     On August 5, 1997, President Clinton signed into law the Taxpayer Relief Act of 1997 (H.R. 2014) (the "Act"). Certain provisions of the Act are summarized in the accompanying Prospectus under "Federal Income Tax Considerations."

     One provision of the Act allows a REIT to elect to retain, rather than distribute, its net long-term capital gains and to pay the tax on such gains, while its stockholders include their proportionate share of such undistributed long-term capital gain in income and receive a credit for their share of the corresponding tax paid by the REIT.

     Another provision of the Act provides new lower capital gains rates for capital gains recognized by individuals with respect to assets that have a holding period of more than 18 months. The Act allows the IRS to prescribe regulations on the application of the new capital gains rates to sales of capital assets by pass-thru entities such as REITs. To date, no such regulations have been prescribed. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Act.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in the Underwriting Agreement, each of the Underwriters named below (each, an "Underwriter," and, together, the "Underwriters") has agreed to purchase, and the Company has agreed to sell to each Underwriter, the number of shares of Series A Preferred Stock set forth opposite the name of such Underwriter below:

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Smith Barney Inc............................................    750,000
PaineWebber Incorporated....................................    750,000
J.C. Bradford & Co..........................................    750,000
Cowen & Company.............................................    750,000
                                                              ---------
          Total.............................................  3,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Series A Preferred Stock offered hereby are subject to approval of certain legal matters by its counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Series A Preferred Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares of Series A Preferred Stock are taken.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Series A Preferred Stock to the public at the public offering price set forth on the cover of this Prospectus Supplement and to certain dealers at such price, less a concession not in excess of $.50 per share. Each Underwriter may allow, and such dealers may re-allow, a concession not in excess of $.30 per share to certain other dealers. After the initial offering of the shares of Series A Preferred Stock to the public, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of this Prospectus Supplement, to purchase up to an aggregate of 450,000 additional shares of Series A Preferred Stock at the same price per share as the Company receives for the shares of Series A Preferred Stock that each Underwriter has agreed to purchase. The Underwriters may exercise such option only to cover overallotments made in connection with the sale of the shares of Series A Preferred Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Series A Preferred Stock as the number of shares of Series A Preferred Stock set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Series A Preferred Stock in such table.

     In connection with this offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more shares of Series A Preferred Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the shares of Series A Preferred Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the shares of Series A Preferred Stock or effecting purchases of the shares of Series A Preferred Stock for the purpose of pegging, fixing or maintaining the price of the shares of Series A Preferred Stock or for the purpose of reducing a syndicate short position created in connection with the offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Underwriters purchase shares of Series A Preferred Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the shares of Series A Preferred Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or the selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The Company has applied to the NYSE for listing of the Series A Preferred Stock under the symbol "CCT PrA." Trading of the Series A Preferred Stock on the NYSE is expected to commence within a 30 day period after initial delivery of the Series A Preferred Stock. Prior to the Offering, there has been no public market for the Series A Preferred Stock. While the Underwriters have advised the Company that they intend to make a market in the Series A Preferred Stock prior to commencement of trading on the NYSE, they are under no obligation to do so and may discontinue market making at any time without notice. No assurance can be given that a market for the Series A Preferred Stock will exist prior to commencement of trading or at any other time.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters have engaged and may in the future engage in investment banking services for the Company.

                                 LEGAL MATTERS

     The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for the Company by Sirote & Permutt, P.C., Birmingham, Alabama, and for the Underwriters by Dewey Ballantine, New York, New York. As to certain matters of Maryland law, Sirote & Permutt, P.C. and Dewey Ballantine will rely upon an opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland.

                                  $450,000,000

                          CAPSTONE CAPITAL CORPORATION
[CAPTSONE CAPITAL CORPORATION LOGO]

          DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK AND WARRANTS

                            ------------------------

     Capstone Capital Corporation (the "Company") may offer from time to time, together or separately, in one or more series (i) debt securities ("Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (ii) shares of Preferred Stock of the Company ("Preferred Stock"),
(iii) shares of Common Stock of the Company ("Common Stock"), and (iv) Warrants to purchase shares of Preferred Stock, Common Stock or Debt Securities (the "Warrants") (the Debt Securities, Preferred Stock, Common Stock and Warrants are collectively referred to as the "Securities"), at an aggregate initial offering price not to exceed U.S. $450,000,000, in amounts, at prices and on terms to be determined at the time of sale. The Debt Securities, Preferred Stock, Common Stock and Warrants may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement").

     The accompanying Prospectus Supplement will set forth with regard to the particular Securities in respect of which this Prospectus is being delivered (i) in the case of Debt Securities, the title, aggregate principal amount, denominations (which may be in United States dollars, or in any other currency, currencies or currency unit, including the European Currency Unit), maturity, rate, if any (which may be fixed or variable), or method of calculation thereof, time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, rank, any conversion or exchange rights, any listing on a securities exchange, and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities, (ii) in the case of Preferred Stock, the specific title, the aggregate amount and the stated value, any dividend (including the method of calculating the payment of dividend), liquidation, redemption, conversion, voting or other rights and the initial offering price (iii) in the case of Common Stock, the number of shares of Common Stock, the initial offering price and the terms of the offering thereof, and (iv) in the case of Warrants, the duration, offering price, exercise price and detachability. The Prospectus Supplement will also contain information, as applicable, about material U.S. federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

     The Common Stock of the Company is listed on the New York Stock Exchange ("NYSE") under the symbol "CCT". The Prospectus Supplement will also contain information, where applicable, as to any listing on a securities exchange of the Securities covered by such Prospectus Supplement. There is no guarantee that a public market will develop or be sustained with respect to the Debt Securities, Preferred Stock or Warrants.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents. The accompanying Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the amounts of Securities, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution" herein.

               The date of this Prospectus is September 26, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, AGENTS OR DEALERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's public reference section, 450 Fifth Street, NW, Room 1024, Washington, DC 20549, and at the following regional offices of the Commission:
Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549. In addition, the Company's Common Stock is listed on the NYSE and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission (http://www.sec.gov).

     This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain of the information contained in the Registration Statement and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's (i) Current Report on Form 8-K (filed on March 4, 1997), (ii) Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (filed on March 31, 1997) and Forms 10-K/A (filed on August 29, 1997 and September 16,
1997), (iii) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (filed on May 15, 1997) and Form 10-Q/A (filed on August 29, 1997),
(iv) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997 (filed on August 14, 1997) and Form 10-Q/A (filed on August 29, 1997) and (v) the description of the Common Stock and the description of certain provisions of Maryland Law and the Company's Articles of Incorporation and Bylaws, both contained in the Company's Registration Statement of Form 8-A, dated June 21, 1994, and the information thereby incorporated by reference contained in the Company's Registration Statement on Form S-11, dated March 23, 1995, are hereby incorporated by reference into this Prospectus. The file number for the Company's filings under the Exchange Act is 1-11345. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of any Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein).

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner of the Securities, to whom this Prospectus is delivered, upon written or oral request. Requests should be made to Mr. Malcolm E. McVay, Chief Financial Officer of the Company, 1000 Urban Center Drive, Suite 630, Birmingham, Alabama 35242 (telephone number:
(205) 967-2092).

                                  THE COMPANY

     The Company is a real estate investment trust ("REIT") which owns, leases and invests in a diversified portfolio of healthcare properties. As of March 31, 1997, the Investments consisted of (i) 72 healthcare properties leased to 18 healthcare operators (the "Leased Properties") and (ii) 22 mortgage loans on healthcare properties (the "Mortgage Loans"). The Investments are located in 18 states primarily in the southeastern and western regions of the United States and represent a variety of facility types in diverse healthcare industry segments. The Investments, including commitments to invest certain of which have been partially funded, have grown from approximately $115 million at inception on June 30, 1994 to approximately $697 million on July 31, 1997.

     The Company was incorporated in Maryland in March 1994. The Company's principal executive offices are located at 1000 Urban Center Drive, Suite 630, Birmingham, Alabama 35242, and its telephone number is (205) 967-2092.

                                  RISK FACTORS

     The following section and the "Risk Factors" section, if any, of the accompanying Prospectus Supplement summarize the material risks related to an investment in the Securities. Prospective purchasers of any of the Securities offered hereby should consider carefully, in addition to the other information contained or incorporated by reference in this Prospectus, the following risk factors in evaluating the Company and its business and an investment in such Securities. This Prospectus (including the documents incorporated by reference herein) and the accompanying Prospectus Supplement contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

DEPENDENCE ON LESSEES, BORROWERS AND GUARANTORS FOR REVENUE

     The Company's revenues are derived primarily from rent under the leases and payments under the Mortgage Loans, and therefore any defaults by the lessees, borrowers or their guarantors in their obligations to the Company will result in lower revenues and less cash available for repayment of indebtedness and distribution to stockholders. For the year ended December 31, 1996, the Company derived approximately 33.4% and 19.5% of its revenues from HEALTHSOUTH Corporation ("HEALTHSOUTH") and Columbia/HCA Healthcare Corporation, respectively. The guarantors' obligations are unsecured and may be structurally subordinated to their secured indebtedness to the extent of the assets securing such indebtedness. While the Company has not established any definitive credit criteria, the Company evaluates the creditworthiness of lessees, borrowers and guarantors based upon a review of publicly available financial and other information, as well as a due diligence review of the individual financial statements and other non-financial information provided by lessees, borrowers and guarantors, to the extent available, and other data customarily reviewed when a company makes an acquisition or significant investment. The operating results of properties underlying existing Investments and any future acquisitions depend upon various factors over which the Company has no control and which may affect the present or future cash flows of the Company. Those factors include general economic conditions, changes in the supply of, or demand for, competing healthcare facilities, changes in occupancy levels, the ability of lessees and borrowers through rate increases or otherwise to absorb increases in operating expenses, and changes in government regulations and zoning laws.

     Leases representing approximately 95% of the Company's total Leased Properties as of June 30, 1997, expire at various times between 2004 and 2012. No assurance can be given that a lessee will exercise any option to renew its lease upon the expiration of the initial term. In such an instance, the Company may not be able to locate a qualified purchaser or a qualified replacement tenant, as a result of which it would lose a source of revenue while remaining responsible for the payment of its obligations.

DEVELOPMENT PROJECTS

     Investments in facilities under development subject the Company to risks related to possible delays in construction, cost of materials, financing availability, volatility in interest rates, labor availability, compliance with development agreements and funding arrangements and ability of the completed facility to generate the cash flow necessary to make payments to the Company under the leases or Mortgage Loans, as applicable. Because development projects relate to properties under construction and which have no operating history, these investments generally involve greater risks than the sale and leaseback of operating properties.

     The Company also from time to time makes Mortgage Loans for the construction of, and funds the development of, certain healthcare facilities. In addition to the risks applicable to development projects generally as discussed in the preceding paragraph, Mortgage Loans made in connection with the development projects subject the Company to the risk of default by the borrower during construction, which could require the Company to incur additional costs to foreclose its mortgage and/or advance additional funds to complete construction.

     The Company attempts to minimize the risks associated with development activities and construction loans, including obtaining additional forms of security and collateral beyond that provided by the leases and term Mortgage Loans, such as irrevocable letters of credit from financial institutions, payment and performance completion bonds or completion guarantees and corporate and personal loan guarantees. No assurance, however, can be given that such additional security will be sufficient.

ILLIQUIDITY OF REAL ESTATE INVESTMENTS.

     The Investments are subject to risks typically associated with investments in real estate. Equity investments in real estate are relatively illiquid, and, therefore, the ability of the Company to vary its portfolio in response to changed conditions will be limited.

LACK OF INDUSTRY DIVERSIFICATION

     While the Company is authorized to invest in various types of income-producing real estate and real estate-related loans, its current strategy is to invest in healthcare-related properties. The Company derives all of its operating income from investments in healthcare-related properties. Consequently, the Company currently has chosen not to include assets selected to reduce risks associated with an investment in real estate in the healthcare industry, and is subject to the risks associated with investments in a single industry. An economic downturn in the healthcare industry, significant decreases in Medicare and Medicaid or other payor reimbursements or adoption of adverse federal or state regulation could adversely affect the ability of the lessees, borrowers and guarantors to generate the cash flow necessary to make payments to the Company under the leases or Mortgage Loans, as applicable.

RELIANCE ON GOVERNMENT REIMBURSEMENT

     A significant portion of the revenue of the lessees, borrowers and guarantors is derived, directly or indirectly, from government reimbursement programs, such as Medicare and Medicaid. While the specific portion with respect to each lessee, borrower and guarantor varies and changes over time, approximately one-third to two-thirds of the revenue of each of the Company's existing lessees, borrowers and guarantors is derived from such programs. Although lease and loan payments to the Company are not linked to the level of government reimbursement, to the extent that changes in these programs have a material adverse effect on the lessees, borrowers and guarantors, such changes could adversely affect their ability to make lease and loan payments. The Medicare program is highly regulated and subject to frequent and substantial changes. In recent years, fundamental changes in the Medicare program (including the implementation of a prospective payment system ("Prospective Payment System" or "PPS") in which facilities are reimbursed generally a flat amount based on a patient's diagnosis and not based on the facility's cost for inpatient services at medical surgical hospitals) have resulted in reduced levels of payment for a substantial portion of healthcare services. The Medicaid program is a federally-mandated, state-run program providing benefits to low income and other eligible persons and is funded through a combination of state and federal funding. The method of reimbursement under Medicaid varies from state to state, but is typically based on rates negotiated between the provider and the state, or is based on per diem or per diagnosis rates similar to Medicare. In addition, in recent years both the Medicare and Medicaid programs have made substantial efforts to increase the proportion of beneficiaries participating in managed care plans. These plans receive a flat annual fee for each enrollee and negotiate reimbursement rates with selected healthcare providers. Increased reliance on such plans by Medicare and Medicaid could lead to reduced payment rates for providers and reduced utilization of healthcare resources regardless of other reimbursement policies adopted by these programs. Moreover, healthcare facilities have experienced increasing pressures from private payors attempting to control healthcare costs that have reduced reimbursement to levels approaching that of government payors.

     Considerable uncertainties surround the future determination of payment levels under government reimbursement programs. In addition, future budget reductions in government-financed programs could significantly reduce payments made to lessees, borrowers and guarantors within a short period of time, and there can be no assurance that future payment rates will be sufficient to cover cost increases in providing services to patients. Reductions in payments pursuant to government healthcare programs could have an adverse impact on a lessee's, borrower's or guarantor's financial condition and, therefore, could adversely affect the ability of such lessee, borrower or guarantor to generate the cash flow necessary to make payments to the Company under the leases and Mortgage Loans, as applicable.

HEALTHCARE COST CONTROL EFFORTS

     The healthcare industry is undergoing significant changes as government and third party payors adopt techniques, including managed care, to control the cost, utilization and delivery of healthcare services. In addition to extensive existing governmental healthcare regulation, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. Aspects of certain of these healthcare proposals, such as further reductions in Medicare and Medicaid payments and increased use of managed care, if adopted, could adversely affect the Company by reducing the lessees', borrowers' or guarantors' ability to generate the cash flow necessary to make payments to the Company under the leases and Mortgage Loans, as applicable. Other cost-control initiatives regarding the cost and delivery of healthcare are also currently being considered, and reductions in payments to physicians or other changes in reimbursement for healthcare services by other third-party payors could materially adversely affect the financial condition of the sublessees. Substantially all of the tenants or sublessees under leases are in the medical profession and the Company believes that such tenants are dependent on payment for their services by third-party payors. No assurance can be given whether or to what extent any of the healthcare proposals will be enacted into law, or the effect any such proposals or subsequent legislation or other changes regarding healthcare would have on the financial condition of the tenants or owners of the healthcare facilities underlying the Investments and their ability to generate the cash flow necessary to make payments to the Company under the leases or Mortgage Loans, as applicable, or to renew leases.

POTENTIAL ADVERSE IMPACT OF GOVERNMENT REGULATION OF HEALTHCARE INDUSTRY

     The healthcare industry is highly regulated by federal, state and local laws, state and local licensing requirements, facility inspections, reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. The failure of any lessee, borrower or their sublessees or tenants to comply with such laws, requirements and regulations could affect such lessee's or borrower's ability to operate the healthcare facilities underlying the Investments and thereby adversely affect their ability to generate the cash flow necessary to make payments to the Company under the leases or Mortgage Loans, as applicable.

POTENTIAL OPERATOR LOSS OF LICENSE OR CERTIFICATION

     Healthcare operators are subject to federal and state laws and regulations which govern financial and other arrangements between healthcare providers. These laws prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. They also require compliance with a variety of safety, health and other requirements relating to the conditions of the licensed facility and quality of care provided. Possible sanctions for violation of these laws and regulations include loss of license or certification, the imposition of civil monetary and criminal penalties and potential exclusion from Medicare and Medicaid programs, any of which could adversely affect the ability of an operator to generate the cash flow necessary to make payments to the Company under the leases or Mortgage Loans, as applicable.

     In certain circumstances, conviction of abusive or fraudulent behavior with respect to one facility may subject other facilities under common control or ownership to disqualification from participation in the Medicare and Medicaid programs.

     Because this area of the law currently is subject to intense scrutiny, additional laws and regulations may be enacted which could require changes in certain operations of lessees, borrowers, guarantors or sublessees. For example, a tenant's loss of license or Medicare/Medicaid certification could result in the Company or a lessee or borrower having to obtain another tenant for the affected healthcare facilities underlying the Investments. No assurances can be given that the Company or any lessee, borrower or guarantor could contract with such a tenant on a timely basis or on acceptable terms and a failure to do so could have an adverse effect on the Company's revenues.

LIMITATIONS ON TRANSFERS AND ALTERNATIVE USES OF INVESTMENTS

     Transfers of operations of certain healthcare facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. In addition, certain of the healthcare facilities underlying the Investments are special purpose facilities that may not be easily adaptable to non-healthcare-related uses.

POTENTIAL IMPACT OF REDUCED OCCUPANCY RATES IN HOSPITALS ADJACENT TO ANCILLARY HOSPITAL FACILITIES

     Most of the hospitals adjacent to the ancillary hospital facilities owned by the Company or securing Mortgage Loans are less than fully occupied on an inpatient basis. The increased use of managed care by both government and private third party payors has and is expected to continue to constrain utilization of healthcare facilities. Despite such occupancy rates, however, the Company believes that operating cash flow produced by such hospitals will adequately cover lease and loan payments to the Company. If the inpatient occupancy rate at any such hospital were to deteriorate to a level at which operating cash flow would be insufficient to cover payments to the Company under leases and Mortgage Loans, as applicable, with respect to such ancillary hospital facility the Company would have to rely upon the general credit of the lessee, borrower, or related guarantor. Investments in facilities under development subject the Company to risks related to possible delays in construction, cost of materials, financing availability, volatility in interest rates, labor availability, compliance with development agreements and funding arrangements. Development projects and construction loans generally involve greater risks than the sale and leaseback.

PROXIMITY TO HOSPITALS

     A significant number of the healthcare facilities underlying the Investments are in close proximity to one or more hospitals. The relocation or closure of a hospital could make the Investments in such area less desirable to doctors affiliated with such hospital and affect a lessee's, borrower's or any sublessee's ability to renew leases and attract new tenants.

ABILITY TO INCUR ADDITIONAL DEBT

     As of June 30, 1997, the Company had outstanding indebtedness of approximately $110.6 million under its $170 million line of credit from NationsBank of Georgia, N.A., as agent for a consortium of bank lenders (the "Bank Credit Facility"), approximately $7.1 million of 10.5% Convertible Subordinated Debentures due 2002 (the "10.5% Debentures"), approximately $67.9 million of 6.55% Convertible Subordinated Debentures due 2002 (the "6.55% Debentures"), and approximately $40.1 million in mortgage notes payable. The Bank Credit Facility, 10.5% Debentures and 6.55% Debentures are unsecured. Approximately 10.2% of the Company's Investments were encumbered by mortgages as of June 30, 1997. The Company's total debt to capital ratio at June 30, 1997, was 44.2%. The Bank Credit Facility contains customary negative covenants, including (i) maintenance of minimum consolidated tangible net worth; (ii) maintenance of minimum financial ratios; (iii) limitations on the ability to incur additional indebtedness except as permitted therein; (iv) prohibitions on the sale, lease or transfer of assets in excess of $5 million unless such sale, lease or transfer does not create a default thereunder; (v) prohibitions on capital expenditures in excess of $3 million with respect to any one property and $20 million in the aggregate during each fiscal year, excluding acquisitions of new facilities and (vi) prohibitions on any merger, consolidation or liquidation of the Company except in the case of the merger of subsidiaries of the Company or a merger in which the Company is the survivor, provided such merger does not cause a default thereunder.

     The Company may borrow additional funds and mortgage its properties in connection with the acquisition of additional properties and for purposes of funding other capital and operating expenditures, including expenditures relating to the renovation, modification or expansion of the Leased Properties. In addition, the Company could be required to borrow money and/or mortgage its properties to fund any cash shortfall in order to meet its obligation to distribute 95% of the Company's REIT taxable income. See " -- Consequences of Failure to Continue to Qualify as a REIT" and "Federal Income Tax
Considerations -- Taxation of the Company." The Company's current policy limits the incurrence of debt (secured or unsecured) to 70% of total capitalization. However, this limitation can be changed by the Board of Directors without stockholder approval. Moreover, there are no provisions in the Company's Amended and Restated Articles of Incorporation (the "Charter") or Bylaws of the Company, as amended (the "Bylaws"), which require such limitation. The degree to which the Company is leveraged could have important consequences to holders of the Securities, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for operations and other purposes and (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired.

     The degree of risk associated with borrowings will increase to the extent that the Company borrows on terms involving variable interest rates and/or "balloon" payments at maturity. Borrowings under the Bank Credit Facility bear interest at a rate chosen by the Company from either the base rate of NationsBank or the Eurodollar rate plus a percentage that varies from 1% to 1.625%. At June 30, 1997, the Company had variable interest rate indebtedness aggregating approximately $110.6 million under the Bank Credit Facility. Future indebtedness may also bear interest at a floating rate. Increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's ability to pay dividends to stockholders. The Bank Credit Facility matures on June 24, 2000. The Company intends to renew the Bank Credit Facility or repay the outstanding balance at that time with proceeds from a refinancing or from a sale of debt or equity securities. There can be no assurances that the lenders will agree to renew the Bank Credit Facility on terms favorable to the Company or that the Company will be able to obtain refinancing proceeds or proceeds from the sale of debt or equity securities.

     The Indentures (as defined herein) with respect to the Debt Securities do not contain any provisions that limit the Company's ability to incur indebtedness. Holders of Debt Securities will not have the benefit of any specific covenants or provisions in the applicable Indenture or Debt Securities that would protect them in the event the Company engages in or becomes the subject of a highly leveraged transaction, other than any covenants described in any Prospectus Supplement, and the limitations on mergers, consolidations and transfers of substantially all of the Company's properties and assets as an entirety to any person as described below under "Description of Debt
Securities -- Consolidation, Merger and Sale of Assets." Such covenants may not be waived or modified by the Company or its Board or Directors, although holders of Debt Securities could waive or modify such covenants as more fully described below under "Description of Debt Securities -- Modification and Waiver."

ENVIRONMENTAL RISKS AND COST OF REMEDIATION

     Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances (including injuries to persons and adjacent property as well as fines). Most, if not all, of these laws, ordinances and regulations contain stringent enforcement provisions including, but not limited to, the authority to impose substantial administrative, civil and criminal fines and penalties upon violators. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefor could exceed the value of the property and/or the aggregate assets of the owner or affect an operator's ability to satisfy its financial obligations to the Company under the Leased

Properties or Mortgage Loans. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or lease such property or to borrow using such property as collateral. In addition, under the laws of some states and under the Comprehensive Environmental Response, Compensation and Liability Act, a lender may be held liable under certain circumstances as an "owner" or "operator" for costs of addressing releases or threatened releases of hazardous substances at a property in which the lender holds a security interest.

     Operations at the healthcare facilities underlying the Investments have been and will continue to be subject to numerous federal, state and local environmental laws, ordinances and regulations, including those relating to the generation, segregation, handling, packaging and disposal of radioactive materials and other medical wastes as well as facility siting, construction, occupational training and safety, disposal of non-medical wastes, underground storage tanks and ash emissions from incinerators. In addition, certain of the Investments were built prior to the time prohibitions on the use of asbestos in building construction were enacted and other such facilities may be acquired by the Company in the future.

     Although property acquisition agreements, leases and mortgage loans generally require the seller, lessee or borrower, as the case may be, to indemnify the Company for certain environmental liabilities, the scope of such obligations may be limited, and there can be no assurance that any such seller, lessee or borrower will be able to fulfill its indemnification obligations. Nor can there be any assurance that those indemnities will be sufficient to cover any liability for any or all of the environmental liabilities that may exist in connection with the healthcare facilities underlying the Investments.

DEPENDENCE ON KEY PERSONNEL AND BOARD OF DIRECTORS

     The Company is dependent on the efforts of its executive officers, John W. McRoberts, William C. Harlan and Malcolm E. McVay. The loss of the services of any one of these individuals could have a material adverse effect on the performance of the Company. The Company has entered into an employment agreement with John W. McRoberts. In addition, the Company identifies potential investment opportunities, in part, through the relationships of certain members of its Board of Directors with HEALTHSOUTH, MedPartners, Inc. ("MedPartners") and Integrated Health Systems, Inc. ("Integrated Health") (Richard M. Scrushy, Michael D. Martin and Larry R. House are also directors of HEALTHSOUTH, Larry R. House, Richard M. Scrushy and Larry D. Striplin, Jr. are also directors of MedPartners and Robert N. Elkins is also a director of Integrated Health). Leases with HEALTHSOUTH, MedPartners and Integrated Health are entered into on terms no less favorable than leases from unrelated lessees with similar credit criteria. Accordingly, while there is no assurance that the Company would be able to obtain additional investments from such entities, the Company believes that it would continue to maintain such relationships if such individuals no longer served as directors of the Company.

CONFLICTS OF INTEREST

     Five of the Company's nine directors, Richard M. Scrushy, Michael D. Martin, Robert N. Elkins, Larry R. House and Larry D. Striplin, Jr., are executive officers and/or directors of certain existing lessees and guarantors (the "Interested Directors") including HEALTHSOUTH, Integrated Health and MedPartners (collectively the "Interested Lessees"). The Company paid HEALTHSOUTH $31.5 million in 1996 to acquire Leased Properties. The Company received rental income during the period from January 1 through June 30, 1997 of $6.5 million, $1.6 million, and $2.2 million from HEALTHSOUTH, Integrated Health and MedPartners, respectively.

     There may from time to time be disputes between the Company as landlord and the Interested Lessees and their subsidiaries as tenants with respect to maintenance, repairs, defaults and similar items. It is also possible that the Company will engage in other transactions with the Interested Lessees, such as purchasing additional properties from the Interested Lessees and their subsidiaries and leasing back all or a portion of such additional properties. As a result, conflicts of interest may arise in the Interested Directors' duties to the stockholders of the Company and to the stockholders of Interested Lessees.

     Officers of the Company spend substantially all of their time managing the Company and do not compete with the Company's business. All of the nonemployee directors of the Company are engaged, and may engage in the future, in the ownership, management or operation of other companies for their own accounts.

Accordingly, certain conflicts of interest may arise with respect to the allocation of the time and efforts of such persons between their own activities and the activities of the Company. All of the nonemployee directors are involved with healthcare companies which own or operate properties that may compete with the Company's properties.

     The Company's Bylaws require that any transactions (including a property acquisition or loan) between the Company and any of its officers and directors or their affiliates be approved by a majority of the directors not interested in such transaction.

COMPETITION

     The Company believes that it is one of 13 publicly traded real estate investment trusts (REITs) currently investing primarily in income-producing real estate with an emphasis on healthcare-related facilities, many of which have greater financial resources than the Company. The Company competes with each of these REITs in seeking attractive investment opportunities in healthcare-related facilities throughout the United States.

     The Company also competes with real estate partnerships, healthcare providers and other lenders, including, but not limited to, banks and insurance companies, many of which have greater financial resources than the Company, in the acquisition, leasing and financing of healthcare facilities located throughout the United States. There can be no assurance that suitable investments will be identified or that investments can be consummated on commercially reasonable terms.

CONSEQUENCES OF FAILURE TO CONTINUE TO QUALIFY AS A REIT

     The Company was organized and has elected, and believes that it has been operated and intends to operate, so as to qualify as a REIT for U.S. federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"). See "Federal Income Tax Considerations." If the Company qualifies as a REIT, it will generally be allowed a deduction for dividends paid to its stockholders in computing its federal taxable income. This treatment substantially eliminates the "double taxation" of corporate earnings. If in any taxable year the Company does not qualify as a REIT under the Code, it will be taxed as a corporation and distributions to stockholders will not be deductible by the Company in computing taxable income. In addition, unless the Company is entitled to relief under certain statutory provisions, the Company will be disqualified from electing treatment as a REIT for the four succeeding years following the year in which qualification was lost. Failure to qualify as a REIT under the Code, even in one taxable year, could dramatically affect the Company's ability to pay interest on Debt Securities and dividends to stockholders.

     To qualify as a REIT under the Code, the Company is required, among other things, to distribute at least 95% of its "REIT taxable income" to stockholders each year and to satisfy certain requirements on a continuing basis, which requirements may substantially affect day-to-day decision making by the Company. No assurance can be given that the Company will at all times satisfy these tests. Possible timing differences between receipt of income and payment of expenses, and the inclusion and deduction of such amounts in determining taxable income, could require the Company to reduce its dividends below the level necessary to maintain its qualification as a REIT, which would adversely affect the Company's ability to maintain REIT status. See "Federal Income Tax Considerations -- Taxation of the Company."

     Even if the Company qualifies as a REIT, certain transactions or other events could result in the imposition of federal tax at rates ranging from 4% to 100% on certain types of the Company's income or gains.

ANTITAKEOVER EFFECT OF OWNERSHIP LIMIT AND POWER TO ISSUE ADDITIONAL SHARES

     For the Company to qualify as a REIT under the Code in any taxable year, no more than 50% in value of its outstanding stock may be owned directly, or indirectly by attribution, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the second half of the Company's taxable year (other than during the first year for which the Company elects to be treated as a REIT). In addition, the outstanding stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportional part of a shorter taxable year (other than during the first year for which the Company elects to be treated as a REIT). See "Federal Income Tax Considerations."

     Because of the stock ownership requirements applicable to REITs, the Company's Charter contains restrictions on transfer of its stock. Such restrictions authorize the Company to refuse to transfer stock to any person, if as a result of such transfer such person or entity would beneficially own stock in excess of 9.8% in number or value of the outstanding stock of the Company. Such provisions may inhibit market activity and the resulting opportunity for stockholders to realize a premium for their Securities that might otherwise exist if a stockholder were attempting to assemble a block of stock in excess of 9.8% in number or value of the outstanding stock. Also, there can be no assurance that such provisions will in fact enable the Company to meet the relevant REIT stock ownership requirements.

     The Company's Charter authorizes the Board of Directors to cause the Company to issue additional authorized but unissued shares of Common Stock or Preferred Stock and to classify or reclassify any unissued shares of Common Stock or Preferred Stock and to set the preferences, rights and other terms of such classified or unclassified shares. See "Description of Capital Stock." Although the Board of Directors has no such intention at the present time, it could establish a series of Preferred Stock that could, depending on the terms of such series, delay or impede a transaction or a change of control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the stockholders. The Charter and Bylaws of the Company also contain other provisions that may delay or impede a transaction or a change of control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the stockholder.

MARYLAND BUSINESS COMBINATION LAW

     Under the Maryland General Corporation Law ("MGCL"), certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be approved by two super-majority stockholder votes unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Securities for acquisitions and repayment, reduction and/or refinancing of other indebtedness, including acquisition indebtedness, working capital, capital expenditures and for general corporate purposes.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
      AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     For purposes of calculating the following ratios, (i) earnings represent income from continuing operations before income taxes, plus fixed charges, and
(ii) fixed charges represent interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals). There were no shares of Preferred Stock outstanding during any of the periods below indicated and therefore the ratio of earnings to combined fixed charges and Preferred Stock dividend requirements would have been the same as the ratio of earnings to fixed charges for each period indicated.

                                                    SIX MONTHS      YEAR ENDED     FROM JUNE 30, 1994
                                                       ENDED       DECEMBER 31,       (INCEPTION)
                                                     JUNE 30,      -------------        THROUGH
                                                       1997        1996    1995    DECEMBER 31, 1994
                                                   -------------   -----   -----   ------------------
Ratio of earnings to fixed charges...............      2.7x         3.0x    2.0x          4.0x

                         DESCRIPTION OF DEBT SECURITIES

     The following description summarizes the material terms and provisions of the Debt Securities, other than pricing information, to which this Prospectus and any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating to such Debt Securities. The Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Debt Securities may be either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). The Debt Securities will be issued under one or more indentures (the "Indentures"). Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee (a "Trustee"). The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. All section references appearing herein are to sections of each Indenture unless otherwise indicated and capitalized terms used but not defined below shall have the respective meanings set forth in each Indenture.

     Unless otherwise specified in the applicable Prospectus Supplement or Prospectus Supplements, the Debt Securities will be general unsecured obligations of the Company. The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. (Section
301) Unless otherwise specified in the Prospectus Supplement or Prospectus Supplements, the Senior Debt Securities when issued will be unsubordinated obligations of the Company and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined herein and in the Subordinated Indenture) of the Company as described below under "-- Subordination of Subordinated Debt Securities" and in the Prospectus Supplement applicable to an offering of Subordinated Debt Securities. (Article Fifteen)

     The applicable Prospectus Supplement or Prospectus Supplements pursuant to which any Debt Securities are offered will describe the following terms of the Debt Securities in respect of which this Prospectus is being delivered: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the person to whom any interest on any Debt Security of the series shall be payable if other than the person in whose name the Debt Security is registered on the regular record date; (4) the date or dates on which such Debt Securities will mature; (5) the rate or rates of interest, if any, or the method of calculation thereof, which such Debt Securities will bear, the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on such Debt Securities will be payable and the regular record date for any interest payable on any interest payment date; (6) the place or places where the principal of, premium, if any, and interest on such Debt Securities will be payable; (7) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, such Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by the Company and any terms and conditions relevant thereto; (8) the obligations of the Company, if any, to redeem or repurchase such Debt Securities pursuant to any sinking fund provision or analogous provision or at the option of the holders and the period or periods within which, and the other terms and conditions upon which, such Debt Securities shall be redeemed, repaid or repurchased, in whole or in part, pursuant to such obligations; (9) the denominations in which any such Debt Securities will be issuable, if other than denominations of $1,000, and any integral multiple thereof; (10) any index or formula used to determine the amount of payments of principal of and any premium and interest on such Debt Securities; (11) the currency, currencies or currency unit or units of payment of principal of and any premium and interest on such Debt Securities if other than U.S. dollars; (12) if the principal of, or premium, if any, or interest on such Debt Securities is to be payable, at the election of the Company or a holder thereof, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on Debt Securities of such series as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities of the series which will be payable upon acceleration of the maturity thereof; (14) if the principal amount of any Debt Securities which will be payable at the maturity thereof will not be determinable as of any date prior to such maturity, the amount which will be deemed to be the outstanding principal amount of such Debt Securities; (15) the applicability of any provisions described below under "Defeasance"; (16) whether any of such Debt Securities are to be issuable in permanent global form ("Global Security") and, if so, the terms and conditions, if any, upon which interests in such Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (17) the applicability of any covenant with respect to such Debt Securities and the applicability of any provisions described below under "Events of Default" and any additional Events of Default applicable thereto; (18) any covenants applicable to such Debt Securities; (19) the terms and conditions, if any, pursuant to which the Debt Securities are convertible or exchangeable into shares of Common Stock or other Securities; (20) any change in the subordination provisions contained en of the Subordinated Indenture with respect to such Debt Securities; and (21) any other terms of such Debt Securities not inconsistent with the provisions of the Indentures. (Section 301)

     Debt Securities may be issued at a discount from their principal amount. U.S. federal income tax considerations and other special considerations applicable to any such original issue discount Securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of and any premium and interest on any series of Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities will be set forth in the applicable Prospectus Supplement.

     Since the Company is a holding company, the rights of the Company, and hence the right of creditors of the Company (including the holders of Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of any such subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized.

     The Indentures do not contain any provisions that limit the Company's ability to incur indebtedness. Holders of Debt Securities will not have the benefit of any specific covenants or provisions in the applicable Indenture or Debt Securities that would protect them in the event the Company engages in or becomes the subject of a highly leveraged transaction, other than any covenants described in any Prospectus Supplement, and the limitations on mergers, consolidations and transfers of substantially all of the Company's properties and assets as an entirety to any person as described below under "-- Consolidation, Merger and Sale of Assets." Such covenants may not be waived or modified by the Company or its Board or Directors, although holders of Debt Securities could waive or modify such covenants as more fully described below under "-- Modification and Waiver."

CONVERSION OR EXCHANGE OF DEBT SECURITIES

     If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, such series will be convertible or exchangeable into shares of Common Stock or other securities on the terms and conditions set forth in the Subordinated Indenture and in such Prospectus Supplement. Such terms shall include provisions as to whether conversion is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of shares of Common Stock or other securities of the Company to be received by the holders of Debt Securities would be calculated according to the market price of the Common Stock or other securities of the Company as of a time stated in the Prospectus Supplement. Certain restrictions on ownership may apply in the event of a conversion or exchange. Such restrictions will be indicated in any Prospectus Supplement with respect to the Debt Securities to which such restrictions relate. See "Description of Capital Stock -- Restrictions on Ownership."

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof. (Section 302) Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Debt Securities will be payable, and the exchange, conversion and transfer of Debt Securities will be registerable, at the office or agency of the Company or the Trustee maintained for such purposes and at any other office or agency maintained for such purpose. (Section 1002) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     All monies paid by the Company to a paying agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the holder of such Debt Security may look only to the Company for payment thereof. (Section 1003)

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Global Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Global Depositary for such Global Security to a nominee of such Global Depositary or by a nominee of such Global Depositary to such Global Depositary or another nominee of such Global Depositary or by such Global Depositary or any nominee to a successor Global Depositary or a nominee of such successor Global Depositary and except in the circumstances described in the applicable Prospectus Supplement. (Section 305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements, although no assurance can be given that such will be the case.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Global Depositary will be represented by a Global Security registered in the name of such Global Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Global Depositary for such Global Security, the Global Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Global Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents for the sale of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Global Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such ownership interests within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Global Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Global Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the applicable Indenture. Except as set forth below, unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the applicable Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Global Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the applicable Indenture, the Global Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     If the Global Depositary for Debt Securities of a series is at any time unwilling, unable or ineligible to continue as Global Depositary and a successor Global Depositary is not appointed by the Company within 90 days or an Event of Default under the applicable Indenture has occurred and is continuing, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing the Debt Securities of such series. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the applicable Prospectus Supplement, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Global Depositary for such Global Security, receive Debt Securities of such series in definitive form in exchange for such beneficial interest, subject to any limitations described in the applicable Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as registered securities).

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY

     The Company will be subject to certain covenants respecting (i) payment of principal of, premium, if any and interest on the Debt Securities, (ii) maintenance of an office or agency where Debt Securities may be surrendered for registration of transfer or exchange or surrendered for conversion and where notices and demands to or upon the Company in respect of the Debt Securities, and the Indenture may be served, (iii) the holding of monies for Debt Securities payments in trust, (iv) delivery of certificates to the Trustee by the Company regarding defaults, (v) maintenance of the Company's corporate existence, (vi) maintenance of the Company's properties and (vii) payment of taxes and other claims by the Company. If so indicated in the applicable Prospectus Supplement with respect to a particular series of Debt Securities, the Company will be subject to the additional covenants described therein.

EVENTS OF DEFAULT

     Unless otherwise indicated in the applicable Prospectus Supplement, the following constitute Events of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or premium, if any, on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure in the deposit of any sinking fund payment in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indentures (other than a covenant included in the applicable Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 60 days after written notice to the Company as provided in the applicable Indenture; (e) acceleration of the maturity of indebtedness of the Company or any of its subsidiaries having an outstanding principal amount of at least $5,000,000 or a failure to pay such indebtedness at its stated maturity after demand therefor, provided that within 10 days after such acceleration or maturity the Trustee or holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding have given notice thereof and demand for the discharge of such acceleration or repayment at maturity; (f) a final judgment or final judgments that exceed $5,000,000 for the payment of money have been entered by a court or courts of competent jurisdiction against the Company and/or any subsidiary of the Company and such judgment or judgments have not been discharged within 30 days after all rights to appeal have been exhausted; and (g) certain events of bankruptcy, insolvency or reorganization respecting the Company or its Subsidiaries. (Section 501) The applicable Prospectus Supplement with respect to Debt Securities of any series will indicate any other Event or Events of Default with respect to Debt Securities of that series.

     Unless otherwise indicated in the applicable Prospectus Supplement, if (i) an Event of Default with respect to outstanding Debt Securities of any series shall occur and be continuing (other than an Event of Default described in clause (g) of the foregoing paragraph), either the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series by notice as provided in the Indentures may declare the principal amount (or, if the Debt Securities of that series are original issue discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately or (ii) an Event of Default described in clause
(g) of the foregoing paragraph occurs with respect to outstanding Debt Securities of any series, all principal of, premium, if any, and accrued and unpaid interest on all Debt Securities of that series (or, if the Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) shall be immediately due and payable without any declaration by the Trustee or holders. (Section 502) However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section
502) For information as to waiver or defaults, see "-- Modification and Waiver" below.

     The Indentures provide that, subject to the duty of the applicable Trustee thereunder during an Event of Default to act with the required standard of care, such Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to such Trustee reasonable security or indemnity. (Section 603) Subject to certain provisions, including those requiring security or indemnification of the Trustees, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustees, or exercising any trust or power conferred on such Trustees, with respect to the Debt Securities of that series. (Section 512)

     No holder of a Debt Security of any series will have the right to institute any proceeding with respect to the Indentures or for any remedy thereunder, unless (i) such holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default (as defined) with respect to Debt Securities of that series; (ii) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of the same series shall have made written request, and offered reasonable indemnity, to the applicable Trustee to institute proceedings in respect of such Event of Default in its own name as trustee under the applicable Indenture; (iii) the Trustee shall have failed to institute such proceedings within 60 days; and

(iv) the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the same series a direction inconsistent with such request; provided, however, that such limitations do not apply to a suit instituted by a holder of a Debt Security for enforcement of payment of the principal of and any premium and interest on such Debt Security on or after the respective due dates expressed in such Debt Security, or in the case of convertible Debt Securities, for enforcement of a right of conversion. (Section 507, Section 508)

     The Company will be required to furnish to the Trustees annually a statement as to the performance by the Company of its obligations under the Indentures and as to any default in such performance. (Section 1004)

MODIFICATION AND WAIVER

     Without the consent of any holder of outstanding Debt Securities, the Company and the applicable Trustee may amend or supplement the applicable Indenture or Debt Securities to cure any ambiguity, defect or inconsistency, or to make certain specified changes and other changes that do not adversely affect the rights of any holder of Debt Securities. Other modifications and amendments of the Indentures may be made by the Company and the applicable Trustee only with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby:
(a) change the stated maturity of the principal of, or any installment of principal of, or interest on, any Debt Security; (b) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption or repurchase of, any Debt Security; (c) reduce the amount of principal of an original issue discount Security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, or premium, if any, or interest on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the stated maturity or redemption date thereof; (f) modify the conversion provisions applicable to convertible Debt Securities in a manner adverse to the holders thereof; (g) modify the subordination provisions applicable to any series of Debt Securities in a manner adverse to the holders thereof; or (h) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults. (Section 902)

     The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain covenants of the Indentures. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of all Debt Securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on, any Debt Security of that series or in respect of a provision which under such applicable Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security of that series affected. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any holders of outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person, and any other Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided that (a) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety assumes the Company's obligations on the Debt Securities and under the Indenture relating thereto and (b) after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (Section 801) A Prospectus Supplement may set forth any additional provisions regarding a consolidation with, merger into, or transfer or lease of its assets substantially as an entirety to, any Person (or of such Person with, into or to the Company).

DEFEASANCE

     If so indicated in the applicable Prospectus Supplement with respect to the Debt Securities of a series, the Company, at its option (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace destroyed, stolen, lost or mutilated Debt Securities of such series, and to maintain an office or agency in respect of the Debt Securities and hold monies for payment in trust) or (ii) will be released from its obligations to comply with any covenants that may be specified in the applicable Prospectus Supplement with respect to the Debt Securities of such series, and the occurrence of an event described in clause (d) under "Events of Default" above with respect to any defeased covenants shall no longer be an Event of Default, if in either case the Company irrevocably deposits with the applicable Trustee, in trust, money or U.S. Government Obligations that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of and premium, if any, and any interest on the Debt Securities of such series on the dates such payments are due (which may include one or more redemption dates designated by the Company) in accordance with the terms of such Debt Securities. (Section 1302, Section 1303) Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the applicable Indenture shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause (g) under "Events of Default" above or event which with the giving of notice or lapse of time, or both, would become and Event of Default described under such clause (g) shall have occurred and be continuing at any time during the period ending on the 91st day following such date of deposit, and (c) the Company shall have delivered an opinion of counsel to the effect that the holders of the Debt Securities will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit or defeasance and will be subject to U.S. federal income tax in the same manner as if such deposit and defeasance had not occurred, which opinion of counsel, in the case of a deposit and defeasance of such Indenture with respect to the Debt Securities of any series as described under clause (i) above, shall be based on either (A) a ruling to such effect that the Company has received from, or that has been published by, the Internal Revenue Service or (B) a change in the applicable federal income tax law, occurring after the date of the applicable Indenture, to such effect. (Section 1304) In the event the Company omits to comply with its remaining obligations under such Indenture after a defeasance of such Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the applicable Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

     Payment of principal of, premium, if any, and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to all Senior Debt, including the Senior Debt Securities. (Section 1501) The Prospectus Supplement will set forth as of the most recent practicable date the aggregate amount of outstanding indebtedness that by the terms of the Subordinated Debt Securities will be senior to the Subordinated Debt Securities. Except as may otherwise be provided in the applicable Prospectus Supplement, there will be no limitation on the Company's ability to issue additional Senior Debt.

     Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of the Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1502). By reason of such subordination, in the event of liquidation or insolvency of the Company, holders of Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt.

     In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will be entitled to receive payment in full of all amounts due or to become due in respect of all Senior Debt, or provision shall have been made for such payment in cash, before the holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1503)

     No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt. In addition, during the continuance of any non-payment default or event of default with respect to Senior Debt in an aggregate principal amount of at least $10 million pursuant to which the maturity thereof is or may be accelerated, or in the event any judicial proceeding shall be pending with respect to any such default, then upon receipt by the Trustee of notice thereof from the holder of such Senior Debt, unless and until (i) such default or event of default shall have been cured or waived or shall have ceased to exist, or (ii) certain events of bankruptcy or insolvency or reorganization involving the Company or any subsidiary of the Company shall have occurred and be continuing, or (iii) such Senior Debt shall have been paid in full (each of clauses (i), (ii) and (iii) being a "Termination Event"), no payment or distribution will be made by or on behalf of the Company on account of or with respect to the Subordinated Debt Securities (except for those funds held in trust for the benefit of the holders of any Subordinated Debt Securities to such holders) during a period (a "Blockage Period") commencing on the date of receipt of such notice by the Trustee and ending 179 days thereafter. In addition, so long as no Termination Event shall have occurred, upon the occurrence of either such a payment or a non-payment default, neither the Trustee nor any holder of the Subordinated Debt Securities may take any action to accelerate the maturity of the Subordinated Debt Securities during any Blockage Period (with respect to a payment default, the Blockage Period shall be deemed to commence on the date which is the first date payment should have been made). Notwithstanding anything herein to the contrary, (a) in no event will a Blockage Period extend beyond 179 days from the date the payment on the Subordinated Debt Securities was due and (b) there must be 180 days in any 365 day period during which no Blockage Period is in effect. Not more than one Blockage Period may have commenced with respect to the Subordinated Debt Securities during any period of 365 consecutive days. No default or event of default that existed or was continuing on the date of commencement of any Blockage period with respect to the Senior Debt initiating such Blockage Period may be, or be made, the basis of the commencement of any other Blockage period by the holders of such Senior Debt, whether or not within a period of 365 consecutive days, unless such default or event of default has been cured or waived for a period of not less than 90 consecutive days. (Section
1504)

     For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security. By reason of these provisions, in the event of a default on any Senior Debt, whether now outstanding or hereafter issued, payments of principal of, premium, if any and interest on Subordinated Debt Securities may not be permitted to be made, and the obligations thereunder may not be able to be accelerated, until such Senior Debt is paid in full or such event of default is cured or waived. (Section 1515)

     "Senior Debt" is defined to mean the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of Indebtedness (as defined) of the Company, whether any such Indebtedness exists as of the date of the Subordinated Indenture or is created, incurred, assumed or guaranteed after such date, other than (i) Indebtedness that by its terms or by operation of law is subordinated to or on a parity with the Subordinated

Debt Security, (ii) Indebtedness owed to a subsidiary or partnership of the Company, and (iii) Indebtedness owing in respect of the Company's 10.5% Debentures and the Company's 6.55% Debentures. (Section 101)

     "Indebtedness" with respect to any Person is defined to mean:

          (i) any debt (a) for money borrowed, or (b) evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations) given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but shall not include any account payable or other obligation created or assumed by a Person in the ordinary course of business in connection with the obtaining of materials or services, or (c) which is a direct or indirect obligation which arises as a result of banker's acceptances or bank letters of credit issued to secure obligations of such Person, or to secure the payment of revenue bonds issued for the benefit of such Person, whether contingent or otherwise;

          (ii) any debt of others described in the preceding clause (i) which such Person has guaranteed or for which it is otherwise liable;

          (iii) the obligation of such Person as lessee under any lease of property which is reflected on such Person's balance sheet as a capitalized lease; and

          (iv) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (i), (ii) and (iii);

provided, however, that, in computing the Indebtedness of any Person, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository in trust money (or evidence of Indebtedness, if permitted by the instrument creating such Indebtedness) in the necessary amount to pay, redeem or satisfy such Indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of such Person. (Section 101)

STRUCTURAL SUBORDINATION

     The Indentures do not limit or prohibit the incurrence of indebtedness or liabilities by any of the Company's subsidiaries or partnerships. Certain of the Company's operations are conducted through subsidiaries or partnerships, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, loans or other payments. The Debt Securities will be structurally subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's subsidiaries and partnerships. Any right of the Company to receive assets of any such subsidiary or partnership upon the liquidation or reorganization of any such subsidiary or partnership (and the consequent rights of the holders of Debt Securities to participate in those assets) will be structurally subordinated to the claims of that subsidiary's or partnership's creditors.

                          DESCRIPTION OF CAPITAL STOCK

     The following descriptions summarize the material terms and provisions of the Company's capital stock. Complete descriptions of the Company's capitalization are set forth in the Company's Charter and Bylaws, which documents have been incorporated by reference as exhibits to the Registration Statement.

     For the Company to qualify as a REIT under the Code, not more than 50% of the value of the outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). Accordingly, the Charter contains provisions that restrict the ownership and transfer of shares of stock. See " -- Restrictions on Ownership."

     The Charter authorizes the issuance of up to 60,000,000 shares, consisting of 50,000,000 shares of Common Stock, $.001 par value per share ("Common Stock"), and 10,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). As of June 30, 1997, the Company had 16,205,672 shares of Common Stock and no shares of Preferred Stock outstanding.

PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Charter and the articles supplementary relating to each series of the Preferred Stock, which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock (the "Articles Supplementary").

     The Preferred Stock authorized by the Charter may be issued from time to time in one or more series in such amounts and with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as may be fixed by the Board of Directors. Under certain circumstances, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. The Charter authorizes the Board of Directors to classify or reclassify any unissued shares of Preferred Stock by setting or changing the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of such Preferred Stock.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise described in a Prospectus Supplement relating to a particular series of the Preferred Stock. The applicable Prospectus Supplement will describe the following terms of the series of Preferred Stock in respect of which this Prospectus is being delivered: (1) the title of such Preferred Stock and the number of shares offered; (2) the amount of liquidation preference per share; (3) the initial public offering price at which such Preferred Stock will be issued; (4) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (5) any redemption or sinking fund provisions; (6) any conversion or exchange rights;
(7) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions; (8) any listing of such Preferred Stock on any securities exchange; (9) a discussion of U.S. federal income tax considerations applicable to such Preferred Stock; (10) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (11) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and (12) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

  General

     The Preferred Stock offered hereby will be issued in one or more series. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The liquidation preference is not indicative of the price at which the Preferred Stock will actually trade on or after the date of issuance.

  Rank

     The Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Company, rank prior to the Common Stock and to all other classes and series of equity securities of the Company now or hereafter authorized, issued or outstanding (the Common Stock and such other classes and series of equity securities collectively may be referred to herein as the "Junior Stock"), other than any classes or series of equity securities of the Company which by their terms specifically provide for a ranking on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Preferred Stock shall be junior to all outstanding debt of the Company. The Preferred Stock shall be subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Charter.

  Dividends

     Holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of assets of the Company legally available for payment, dividends, or distributions in cash, property or other assets of the Company or in Securities of the Company or from any other source as the Board of Directors in their discretion shall determine and at such dates and at such rates per share per annum as described in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend shall be payable to holders of record as they appear at the close of business on the books of the Company on such record dates, not more than 90 calendar days preceding the payment dates therefor, as are determined by the Board of Directors (each of such dates, a "Record Date").

     Such dividends may be cumulative or noncumulative, as described in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment dates. If dividends of a series of Preferred Stock are cumulative, the dividends on such shares will accrue from and after the date set forth in the applicable Prospectus Supplement.

     No full dividends shall be declared or paid or set apart for payment on Preferred Stock of any series ranking, as to dividends, on a parity with or junior to the series of Preferred Stock offered by the applicable Prospectus Supplement for any period unless full dividends for the immediately preceding dividend period on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon such Preferred Stock and any other Preferred Stock of the Company ranking on a parity as to dividends with the Preferred Stock, dividends upon such Preferred Stock and dividends on such other Preferred Stock ranking on a parity with the Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred Stock and such other Preferred Stock ranking on a parity with the Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends for the then-current dividend period per share on such Preferred Stock (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative) and accrued dividends, including required or permitted accumulations, if any, on shares of such other Preferred Stock, bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment(s) on Preferred Stock which may be in arrears. Unless full dividends on the series of Preferred Stock offered by the applicable Prospectus Supplement have been declared and paid or set apart for payment for the immediately preceding dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such Preferred Stock are cumulative),
(a) no cash dividend or distribution (other than in shares of Junior Stock) may be declared, set aside or paid on the Junior Stock, (b) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any shares of its Junior Stock (or pay any monies into a sinking fund for the redemption of any shares) except by conversion into or exchange for Junior Stock, and (c) the Company may not, directly or indirectly, repurchase, redeem or otherwise acquire any Preferred Stock or Parity Stock (or pay any monies into a sinking fund for the redemption of any shares of any such stock) otherwise than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding Preferred Stock and shares of Parity Stock (except by conversion into or exchange for Junior Stock).

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series.

  Redemption

     The terms, if any, on which Preferred Stock of any series may be redeemed will be set forth in the applicable Prospectus Supplement.

  Liquidation

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of a series of Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock, or any Junior Stock on liquidation, dissolution or winding up of the Company, to receive a liquidating distribution in the amount of the liquidation preference per share as set forth in the applicable Prospectus Supplement plus accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on such series of Preferred Stock are cumulative). If the amounts available for distribution with respect to the Preferred Stock and all other outstanding Parity Stock are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock and Parity Stock, then the holders of each series of such stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which in the case of Preferred Stock may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidation distribution, the holders of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

  Voting

     The Preferred Stock of a series will not be entitled to vote, except as described below or in the applicable Prospectus Supplement. Without the affirmative vote of a majority of the Preferred Stock then outstanding (voting separately as a class together with any Parity Stock), the Company may not (i) increase or decrease the aggregate number of authorized shares of such class or any security ranking prior to the Preferred Stock, (ii) increase or decrease the par value of the shares of holders of such class, or (iii) alter or change the voting or other powers, preferences or special rights of such class so as to affect them adversely. An amendment which increases the number of authorized shares of or authorizes the creation or issuance of other classes or series of Junior Stock or Parity Stock, or substitutes the surviving entity in a merger, consolidation, reorganization or other business combination for the Company, shall not be considered to be such an adverse change.

  No Other Rights

     The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Charter and in the applicable Articles Supplementary or as otherwise required by law.

  Transfer Agent and Registrar

     The transfer agent for each series of Preferred Stock will be described in the related Prospectus Supplement.

COMMON STOCK

     Subject to the preferential rights of any other shares or series of stock and to the provisions of the Charter regarding Excess Shares (as defined herein), holders of shares of Common Stock will be entitled to receive dividends on such stock as the Board of Directors may declare out of assets legally available for the payment of dividends. See "-- Restrictions on Ownership". Upon issuance against full payment of the purchase price therefor, the Common Stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock are entitled to share ratably in any of the Company's assets remaining after the satisfaction of all obligations and liabilities of the company and after required distributions to holders of Preferred Stock, if any. The Common Stock is subject to restrictions on transfer under certain circumstances. See "-- Restrictions on Ownership."

     Subject to the provisions of the Charter regarding Excess Shares, each share of Common Stock will be entitled to one vote on all matters voted upon by the holders of Common Stock. Holders of shares of Common Stock will have no cumulative voting rights. The Company's Bylaws provide that the President, Chief Executive Officer or a majority of the Board may call a special meeting and the Secretary of the Company must call a special meeting of stockholders upon written request of stockholders entitled to cast at least 25% of all votes entitled to be cast at the meeting.

     Pursuant to the MGCL, a corporation generally cannot dissolve, amend its charter, merger, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Charter of the Company contains no such provision. As permitted by the MGCL, the Charter of the Company provides that the affirmative vote of the holders of at least 90% of the "voting stock" of the Company, voting together as a single class, shall be required to repeal or amend any provision relating to removal of directors, the limit on ownership and Excess Shares, amendment of the Charter and limitation of liability and indemnification of directors and officers.

     The Charter authorizes the Board of Directors to reclassify any unissued shares of Common Stock into other series of stock and to establish the number of shares in each series and to fix the designation, conversion or other rights, voting powers, restrictions, limitations as to distributions, preferences, qualifications or terms or conditions of redemption of such shares of each such series.

     The Common Stock of the Company is listed on the NYSE under the symbol "CCT." The transfer agent for the Common Stock is AmSouth Bank, Birmingham, Alabama.

RESTRICTIONS ON OWNERSHIP

     The Charter contains a number of provisions which restrict the ownership and transfer of shares and which are designed to safeguard the Company against an inadvertent loss of REIT status. For the Company to qualify as a REIT under the Code in any taxable year after the first year of its election to be treated as a REIT, (i) not more than 50% in value of its outstanding Stock (as defined below) may be owned, directly or indirectly (after application of certain complex attribution rules), by five or fewer individuals at any time during the last half of its taxable year, and (ii) its Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

     In connection with the foregoing, if the Board of Directors shall, at any time and in good faith, believe that direct or indirect ownership (as determined under applicable federal tax attribution rules) of at least 9.8% or more in number or value of the outstanding Common Stock and/or Preferred Stock (collectively, the "Stock") has or may become concentrated in the hands of one beneficial owner, the Board of Directors has the power to refuse to transfer or issue Stock to a person whose acquisition of such Stock would cause a beneficial holder to hold in excess of 9.8% in number or value of the outstanding Stock. Further, any transfer of Stock that would create a beneficial owner of more than 9.8% in number or value of the outstanding Stock shall be deemed null and void, and the intended transferee shall be deemed never to have had an interest therein.

     If at any time there is a transfer in violation of such restrictions, the shares of Stock held by such person in excess of the 9.8% limitation (the "Excess Shares") shall be deemed automatically to have been converted into a class separate and distinct from the class or series from which converted and from any other class of Excess Shares, each such class being designated "Excess Shares of [Name of Stockholder]." Excess Shares shall be issued and outstanding but shall have no voting rights. No dividends shall be paid with respect to Excess Shares. The Company shall have the right to redeem Excess Shares for the lesser of the amount paid by the intended transferee for the Excess Shares or the market price. The market price for any Stock so purchased shall be equal to (i) the average daily per share closing sales price of a share of stock of the class of the Company from which such Excess Share was converted, if then listed on a national securities exchange or on the Nasdaq National Market or (ii) if such shares are not so listed, the market price shall be the mean between the average per share closing bid prices and asked prices, in each case during the 30-day period ending on the business day prior to the redemption date. If no such closing sales prices or quotations are available, the purchase price shall be the price determined by the Board of Directors in good faith.

     The Board of Directors of the Company may exempt certain persons from these restrictions, if evidence satisfactory to the Board of Directors is presented showing that such exemption will not jeopardize the Company's status as a REIT under the Code. As a condition of such exemption, the Board of Directors may require a ruling from the Internal Revenue Service and/or an opinion of counsel satisfactory to it and/or representations and undertakings from the applicant with respect to preserving the REIT status of the Company.

     The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

ANTITAKEOVER EFFECT OF OWNERSHIP LIMIT AND POWER TO ISSUE ADDITIONAL SHARES

     For the Company to qualify as a REIT under the Code in any taxable year, no more than 50% in value of its outstanding stock may be owned directly, or indirectly by attribution, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the second half of the Company's taxable year (other than during the first year for which the Company elects to be treated as a REIT). In addition, the outstanding stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportional part of a shorter taxable year (other than during the first year for which the Company elects to be treated as a REIT). See "Federal Income Tax Considerations."

     Because of the stock ownership requirements applicable to REITs, the Company's Charter contains restrictions on transfer of its stock. Such restrictions authorize the Company to refuse to transfer stock to any person, if as a result of such transfer such person or entity would beneficially own stock in excess of 9.8% in number or value of the outstanding stock of the Company. Such provisions may inhibit market activity and the resulting opportunity for stockholders to realize a premium for their Securities that might otherwise exist if a stockholder were attempting to assemble a block of stock in excess of 9.8% in number or value of the outstanding stock. Also, there can be no assurance that such provisions will in fact enable the Company to meet the relevant REIT stock ownership requirements.

     The Company's Charter authorizes the Board of Directors to cause the Company to issue additional authorized but unissued shares of Common Stock or Preferred Stock and to classify or reclassify any unissued shares of Common Stock or Preferred Stock and to set the preferences, rights and other terms of such classified or unclassified shares. Although the Board of Directors has no such intention at the present time, it could establish a series of Preferred Stock that could, depending on the terms of such series, delay or impede a transaction or a change of control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the stockholders. The Charter and Bylaws of the Company also contain other provisions that may delay or impede a transaction or a change of control of the Company that might involve a premium price for the Common Stock or otherwise be in the best interest of the stockholder.

MARYLAND BUSINESS COMBINATION LAW

     Under the MGCL, certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation and any Interested Stockholder or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be approved by two super-majority stockholder votes unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.

                            DESCRIPTION OF WARRANTS

     The Company has no Warrants outstanding (other than options issued under the Company's 1994 Stock Incentive Plan), as of July 18, 1997. The Company may issue Warrants for the purchase of Preferred Stock, Common Stock or Debt Securities. Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, and shall set forth the following: (1) The title of such Warrants; (2) The aggregate number of such Warrants; (3) The price or prices at which such Warrants will be issued;
(4) The designation, number of terms of the shares of Preferred Stock, Common Stock or Debt Securities purchasable upon exercise of such Warrants; (5) The designation and terms of the Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (6) The date, if any, on and after which such Warrants and the related Preferred Stock, Common Stock or Debt Securities will be separately transferable; (7) The price at which each share of Preferred Stock, Common Stock or Debt Securities purchasable upon exercise of such Warrants may be purchased; (8) The date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) The minimum or maximum amount of such Warrants which may be exercised at any one time; (10) Information with respect to book-entry procedures, if any; (11) A discussion of certain federal income tax consequences; and (12) Any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following discussion represents a summary of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the Securities. In addition, set forth below is a general discussion of the material U.S. federal income tax considerations relating to the treatment of the Company as a REIT and ownership of Securities therein. The discussion is based on the Code, current and proposed Treasury Regulations promulgated thereunder, administrative rulings and applicable judicial decisions, all of which are subject to change, possibly with retroactive effect. The discussion does not purport to deal with all aspects of federal income taxation that may be relevant to particular holders of Securities in view of their personal circumstances and, except as otherwise specifically indicated, is not addressed to certain types of holders subject to special treatment under federal income tax law, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons that hold Securities that are a hedge or that are hedged against currency risks or that are part of a "straddle" or "conversion" transaction, and foreign persons.

     In the opinion of Sirote & Permutt, P.C., the Company was and is organized in conformity with the requirements for qualification as a REIT and its proposed method of operation as described in this Prospectus permits it to meet the requirements for qualification and taxation as a REIT under the Code. Qualification of the Company as a REIT will depend upon its ability to meet, through actual annual and other operating results, the various qualification tests imposed under the Code, as discussed below. Such opinion assumes, although no assurance can be given, that the actual results of the Company's operations for any one taxable year will satisfy such requirements. See "-- Taxation of the Company -- Failure to Qualify" below.

     PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES.

TAXATION OF THE COMPANY

     The Company was organized and has elected, and believes that it has been operated and intends to operate so as to, qualify as a REIT for federal income tax purposes under Sections 856 through 860 of the Code (the "REIT Provisions of the Code"). No assurance can be given, however, that the Company will continue to be operated in a manner so as to remain qualified as an REIT.

     In brief, if certain detailed conditions imposed by the REIT Provisions of the Code are met, entities such as the Company that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations subject to regular corporate income tax are generally not taxed at the corporate level on their "REIT taxable income" that is distributed to stockholders. This treatment substantially eliminates the "double taxation" (at both the corporate and stockholder levels) that generally results from the use of corporate investment vehicles.

     If the Company were to fail to qualify as a REIT in any year, it would be subject to federal income tax at regular corporate income tax rates as if it were a regular domestic corporation, and its stockholders would be taxed in the same manner as stockholders of regular corporations. In this event, the Company could be subject to potentially significant tax liabilities and therefore the amount of cash available to make distributions to its stockholders would be reduced.

     General. Provided the Company qualifies for taxation as a REIT under the Code, the Company, generally will not be subject to federal income tax on that portion of its ordinary income or capital gain that is currently distributed to its stockholders. The Company will be subject to federal income tax, however, as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income," including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any. Third, if the Company has net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, any net income that the Company has from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business) will be subject to a 100% tax. Fifth, if the Company was to fail to satisfy either the 75% or 95% gross income tests (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements have been met, it would be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income tests, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from preceding periods, then the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, provided certain federal tax elections are made, if, during the 10-year period commencing on the day on which assets having a net unrealized built-in gain are acquired by the Company from a C corporation in a transaction in which the Company inherits the tax basis in such assets from the C corporation, the Company recognizes a gain from the disposition of all or a portion of such assets, then the Company will be subject to tax at the highest regular corporate rate on the excess, if any, of the fair market value over the adjusted basis of any such asset disposed of determined as of the beginning of the relevant 10-year period.

     Requirements for Qualification as a REIT. To qualify as a REIT for a taxable year under the Code, the Company must elect or have in effect an election to be so treated and must meet certain other requirements, as summarized below, including percentage tests relating to the sources of its gross income, the nature of the Company's assets, and the distribution of its income to stockholders. Such election, if properly made and assuming continuing compliance with the qualification tests described herein, will continue in effect for subsequent taxable years.

     The Code defines a REIT as a corporation, trust or association: (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (3) which would be taxable, but for the REIT Provisions of the Code, as an association taxable as a domestic corporation, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, determined without reference to any rules of attribution (the "share ownership" test), (6) which is not closely held as determined under the personal holding company stock ownership test of Section 542(a) (as applied with certain modifications), and (7) which meets certain other tests described below regarding the nature of its income and assets. The Code provides that conditions
(1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. By reason of condition (6) above, the Company will fail to qualify as a REIT for a taxable year if at any time during the last half of such year more than 50% in value of its outstanding stock is owned directly or indirectly (including under certain complex ownership attribution rules) by five or fewer individuals (the "five or fewer test"). For purposes of the five or fewer test, any stock held by a qualified trust described in Section 401(a) of the Code will be treated as if the stock is held directly by the beneficiaries of the trust in proportion to their actual interest in the trust rather than as held by the trust. The five or fewer test and the share ownership test do not apply to the first taxable year for which an election is made to be treated as a REIT. As previously described, the Company's Charter provides for restrictions regarding the transfer of Common Stock that are intended to assist the Company in continuing to satisfy the share ownership test and the five or fewer test described in (5) and (6) above. See "Description of Capital Stock -- Restrictions on Ownership."

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar year taxable year.

     If a REIT owns a qualified REIT subsidiary, the Code provides that the qualified REIT subsidiary is disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities and such items of the REIT itself. A qualified REIT subsidiary is a corporation of which all of the outstanding capital stock is owned by the REIT.

     Gross Income Tests. There are two separate percentage tests relating to the sources of the Company's gross income which must be satisfied annually.

          1. The 75% Test. At least 75% of the Company's gross income from the taxable year must be "qualifying income." Qualifying income generally includes (i) rents from real property (except as modified below), (ii) interest on obligations collateralized by mortgages on, or interest in real property, (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"), (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares, (v) abatements and refunds of real property taxes, (vi) income from the operation, and gain from the sale of property reduced to possession following a lessee's default under the terms of a lease of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"), (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property, and (viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its shares during the one-year period following the receipt of such new capital.

          2. The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. Similarly, any payments made to the Company by a financial institution pursuant to a rate protection agreement that hedges variable rate indebtedness incurred by the Company to acquire or carry real estate assets will be included as qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% test.

          For purposes of determining whether the Company complies with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding sales of foreclosure property and certain sales of dealer property exempted from the prohibited transaction tax by virtue of a limited safe harbor rule.

          In order to qualify as rents from real property, the amount of rent received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales. The Code also provides that rents will not qualify as rents from real property, in satisfying the gross income tests, if the REIT owns 10% or more of the tenant, whether directly or pursuant to certain attribution rules. The Company intends to lease property only under circumstances such that substantially all rents from such property would qualify as rents from real property. Although it is possible that a tenant could sublease space to a sublessee in which the REIT is deemed to own directly or indirectly 10% or more of the tenant, the Company believes that as a result of the provisions in the Articles of Incorporation limiting ownership to 9.8% such occurrence would be unlikely. Application of the 10% ownership rule is, however, dependent upon complex attribution rules provided in the Code and circumstances beyond the control of the Company. Ownership, directly or by attribution, by an unaffiliated third party of more than 10% of the Company's Common Stock and more than 10% of the stock of any lessee or sublessee would result in a violation of the rule.

          In order to qualify as interest on obligations secured by mortgages on real property, the amount of interest received generally must not be based on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

          In addition, the Company must not manage its properties or furnish or render services to the tenants of its properties, except through an independent contractor from whom the Company derives no income. There is an exception to this rule permitting a REIT to perform directly certain customary tenant services which are "reasonable and customary" in the geographic area in which the services are performed. The Company anticipates that any services provided for tenants will meet this requirement.

          If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Generally, this 15% test is applied separately to each lease. The portion of rental income treated as attributable to personal property is determined according to the ratio of the tax basis of the personal property to the total tax basis of the property which is rented. The determination of what fixtures and other property constitute personal property for federal tax purposes is difficult and imprecise. The Company does not believe that it will have 15% in value of any of its real properties classified as personalty. If however, rent payments do not qualify, for reasons discussed above, as rents from real property for purposes of Section 856 of the Code, it will be more difficult for the Company to meet the 95% or 75% gross income tests.

          The Company may temporarily invest its working capital in short-term investments, including shares in other REITs or interests in real estate mortgage investment conduits. Although the Company will use its best efforts to ensure that its income generated by these investments will be of a type which satisfies the 75% and 95% gross income tests, there can be no assurance in this regard. Moreover, the Company may realize short-term capital gain upon sale or exchange of such investments. The Company generally expects to meet the 75% and 95% gross income tests through the rental of the property it acquires.

          If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Company may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to know whether the Company would be entitled to the benefit of these relief provisions as the application of the relief provisions is dependent on future facts and circumstances. If these relief provisions apply, a special tax generally equal to 100% is imposed upon the net income attributable to the greater of the amount by which the Company failed the 75% or 95% gross income tests, multiplied by a fraction intended to reflect the Company's profitability.

     Asset Tests. At the close of each quarter of the Company's taxable year, the Company must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must consist of real estate assets (including interests in real property and interests in mortgages on real property as well as its allocable share of real estate assets held by joint ventures or partnerships in which the Company participates, if any), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those includible in the 75% asset class. Finally, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. The Company may own 100% of another corporation, provided such other corporation constitutes a qualified REIT subsidiary under the REIT Provisions of the Code. As noted above, in such as case the separate existence of the qualified REIT subsidiary is ignored for federal income tax purposes and the assets, income, gain, loss and other attributes of such entity are treated as being owned or generated directly by the Company.

     The Company will not fail to meet the Asset Tests described above at the close of any quarter merely because of a change in the value of its assets in a subsequent quarter unless, subject to a 30 day grace period ending after the close of such subsequent quarter, such change exists immediately after the acquisition of any security or other property and is wholly or partly the result of such an acquisition during such quarter. The Company intends to maintain adequate records as to the value of its assets in order to maintain compliance with the Asset Tests.

     Annual Distribution Requirements. The Company, in order to continue to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount equal to or greater than the excess of (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income, if any, (after tax) from foreclosure property, over (B) the sum of certain non-cash income (from certain imputed rental income and income from transactions inadvertently failing to qualify as like-kind exchanges).

To the extent that the Company does not distribute all of its net long-term capital gain and all of its REIT taxable income, it will be subject to tax thereon. In addition, the Company will be subject to a 4% excise tax to the extent it fails within a calendar year to make required distributions to its stockholders of 85% of its ordinary income and 95% of its capital gain net income plus the excess, if any, of the grossed up required distribution for the preceding calendar year over the amount treated as distributed for such preceding calendar year. For this purpose, "grossed up required distribution" for any calendar year is the sum of the taxable income of the Company for the taxable year (without regard to the deduction for dividends paid) and all amounts from earlier years that are not treated as having been distributed under the provision. Dividends declared in the last quarter of the year (October, November or December) and paid during the following January, will be treated as having been paid and received on December 31.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirements due to timing differences between actual receipt of income and actual payment of deductible expenses or dividends on the one hand and the inclusion of such income and deduction of such expenses or dividends in arriving at REIT taxable income of the Company on the other hand. The problem of inadequate cash to make required distributions could also occur as a result of the repayment in cash of principal amounts due on the Company's outstanding debt, particularly in the case of balloon repayments or as a result of capital losses on short-term investments of working capital. Therefore, the Company might find it necessary to arrange for short-term, or possibly long-term, borrowing or new equity financing. If the Company were unable to arrange such borrowing or financing as might be necessary to provide funds for required distributions, its REIT status could be jeopardized.

     Under certain circumstances, the Company may be able to rectify a failure to meet the annual REIT distribution requirements for a taxable year by paying deficiency dividends to stockholders within a specified period.

     Share Ownership Test. As described above, the Company's stock must be held by a minimum of 100 persons for at least approximately 92% of the days in each taxable year subsequent to 1994. In addition, at all times during the second half of each taxable year subsequent to 1994, no more than 50% in value of the shares of beneficial interest of the Company may be owned, directly or indirectly, and by applying certain constructive ownership rules, by five or fewer individuals. In order to assist in complying with this test, the Company has placed certain restrictions on the transfer of the stock to prevent further concentration of share ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the actual ownership of its outstanding stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its Common Stock disclosing the actual owners of such stock. A list of those persons failing or refusing to comply with such demand must be maintained as a part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax returns a similar statement disclosing the actual ownership of stock and certain other information. In addition, the Company's Charter provides restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements.

     Other REIT Issues. With respect to property acquired from and leased back to the same or an affiliated party of a lessee, the IRS could assert that the Company realized prepaid rental income in the year of purchase to the extent that the value of the leased property exceeds the purchase price paid by the Company for that property. In litigated cases involving sale-leasebacks which have considered this issue, courts have concluded that buyers have realized prepaid rent where both parties acknowledged that the purported purchase price for the property was substantially less than fair market value and the purported rents were substantially less than the fair market rentals. Because of the lack of clear precedent and the inherently factual nature of the inquiry, complete assurance cannot be given that IRS could not successfully assert the existence of prepaid rental income. The value of and fair market rent for properties involved in sale-leasebacks are inherently factual matters and always subject to challenge.

     Subject to a safe harbor exception for annual sales of up to seven properties (or properties with a basis of up to 10% of the REIT's assets) that have been held for four years, gain from the sale of a property held for sale to customers in the ordinary course of business is subject to a 100% tax. The simultaneous exercise of rights of first refusal granted to certain Lessees or other events could result in sales of properties by the Company that exceed this safe harbor. However, the Company believes that in such event, it will not have held such properties for sale to customers in the ordinary course of business.

     Depreciation of Properties. For tax purposes, the Company's real property generally is expected to be depreciated over 40 years and 20 years for buildings and land improvements, respectively, utilizing the straight-line method of depreciation. Personal property is expected to be depreciated over seven years utilizing the straight-line method of depreciation.

     Failure to Qualify. If the Company fails to qualify for taxation as an REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of current or accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Failure to qualify and to maintain qualification as a REIT would force the Company to significantly reduce its distributions and possibly incur substantial indebtedness or liquidate substantial investments in order to pay the resulting corporate taxes. In addition, the Company, once having obtained REIT status and having lost such status, would not be eligible to elect REIT status for the four subsequent taxable years, unless its failure to maintain its qualification was due to reasonable cause and not willful neglect, and certain other requirements were satisfied. In order to elect again to be taxed as a REIT, the Company would be required to distribute all of its earnings and profits accumulated in any non-REIT taxable year.

TAXPAYER RELIEF ACT OF 1997

     On August 5, 1997, President Clinton signed into law the Taxpayer Relief Act of 1997 (H.R. 2014), which will have the effect of modifying certain REIT-related Code provisions for tax years of the Company beginning on or after January 1, 1998. Some of the potentially significant REIT-related changes contained in this legislation include: (i) the rule disqualifying a REIT for any year in which it fails to comply with certain regulations requiring the REIT to monitor its stock ownership is replaced with an intermediate financial penalty;
(ii) the rule disqualifying a REIT in any year that it is "closely held" does not apply if during such year the REIT complied with certain regulations which require the REIT to monitor its stock ownership, and the REIT did not know or have reason to know that it was closely held; (iii) a REIT is permitted to render a de minimis amount of impermissible services to tenants in connection with the management of property and still treat amounts received with respect to such property (other than certain amounts relating to such services) as qualified rent; (iv) the rules regarding attribution to partnerships for purposes of defining qualified rent and independent contractors are modified so that attribution occurs only when a partner owns a 25% or greater interest in the partnership; (v) the 30% gross income test is repealed; (vi) any corporation wholly-owned by a REIT is permitted to be treated as a qualified REIT subsidiary regardless of whether such subsidiary has always been owned by the REIT; (vii) a REIT may elect to retain, rather than distribute, its net long-term capital gains and pay the tax on such gains, while its shareholders include their proportionate share of the undistributed long-term capital gains in income and receive a credit for their share of the tax paid by the REIT; (viii) the class of excess noncash items for purposes of the REIT distribution requirements is expanded; and (ix) certain other Code provisions relating to REITs are amended. Some or all of the provisions could affect both the Company's operations and its ability to maintain its REIT status for its taxable years beginning in 1998.

TAXATION OF HOLDERS OF DEBT SECURITIES

     As used herein, the term "U.S. Holder" means a holder of a Debt Security who (for U.S. federal income tax purposes) is (i) a citizen (or, if certain conditions are met, a former citizen) or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is includable in gross income for federal income tax purposes regardless of source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries has the authority to control all substantial decisions of the trust. "Non-U.S. Holder" means a holder of a Debt Security other than a U.S. Holder.

  U.S. Holders

     Payments of Interest. Interest on a Debt Security will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

     Purchase, Sale and Retirement of the Debt Securities. A U.S. Holder's tax basis in a Debt Security will generally be its U.S. dollar cost. A U.S. Holder will generally recognize gain or loss on the sale or retirement of a Debt Security equal to the difference, if any, between the amount realized on the sale or retirement and the U.S. Holder's adjusted tax basis in the Debt Security. Except to the extent attributable to accrued but unpaid interest and assuming that the Debt Security is held as capital asset at all relevant times, gain or loss recognized on the sale or retirement of a Debt Security generally will be capital gain or loss and generally will be long-term capital gain or loss if the Debt Security was held for more than one year.

  Non-U.S. Holders

     This discussion assumes that the Debt Security is not subject to the rules of Section 871(h)(4)(A) of the Code (relating to interest payments that are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party).

     Under present U.S. federal income and estate tax law, and subject to the discussion of backup withholding below:

          (i) payments of principal, premium (if any) and interest by the Company or any of its paying agents to any holder of a Debt Security that is a Non-U.S. Holder will not be subject to U.S. federal withholding tax if, in the case of interest (a) the beneficial owner of the Debt Security does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the beneficial owner of the Debt Security is not a controlled foreign corporation that is related to the Company through stock ownership, and (c) either (A) the beneficial owner of the Debt Security certifies to the Company or its agent, under penalties of perjury, that it is not a U.S. person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Debt Security certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

          (ii) a Non-U.S. Holder of a Debt Security will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of a Debt Security unless such holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain conditions are met; and

          (iii) a Debt Security held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for purposes of the U.S. federal estate tax as a result of the individual's death if (a) the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (b) the income on the Debt Security would not have been effectively connected with a United States trade or business of the individual at the time of the individual's death.

     Recently proposed Internal Revenue Service Treasury regulations (the "Proposed Regulations") would provide alternative methods for satisfying the certification requirement described in clause (i)(c) above. The Proposed Regulations also would require, in the case of Debt Securities held by a foreign partnership, that (x) the certification described in clause (i)(c) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Proposed

Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the Proposed Regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form.

  Information Reporting and Backup Withholding

     U.S. Holders. In general, information reporting requirements will apply to payments of principal, any premium and interest on a Debt Security and the proceeds of the sale of a Debt Security before maturity within the United States to non-corporate U.S. Holders, and "backup withholding" at a rate of 31% will apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on its federal income tax returns.

     Non-U.S. Holders. Information reporting and backup withholding will not apply to payments of principal, premium (if any) and interest made by the Company or a paying agent to a Non-U.S. Holder on a Debt Security if the certification described in clause (i)(c) under "Non-U.S. Holders" above is received, provided that the payor does not have actual knowledge that the holder is a U.S. person.

     Payments of the proceeds from the sale by a Non-U.S. Holder of a Debt Security made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Debt Security to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

  Original Issue Discount and Other Special Federal Tax Rules Applicable to Debt Securities

     The applicable Prospectus Supplement will contain a discussion of any special U.S. federal income tax rules with respect to Debt Securities that are issued at a discount or premium or as a unit with other Securities, have a maturity of one year or less, provide for conversion rights, contingent payments, early redemption or payments that are denominated in or determined by reference to a currency other than the U.S. dollar or otherwise subject to special U.S. federal income tax rules.

TAXATION OF DOMESTIC STOCKHOLDERS

     Taxation of Taxable Domestic Stockholders. As used herein, the term "domestic stockholder" means a stockholder of the Company who, for U.S. federal income tax purposes, is (i) a citizen (or, if certain conditions are met, a former citizen) or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is includable in gross income for federal income tax purposes regardless of source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries has the authority to control all substantial decisions of the trust. As long as the Company qualifies as a REIT, distributions other than capital gain dividends (including reinvestments pursuant to the Company's dividend reinvestment plan, if any) made to the Company's taxable domestic stockholders out of current and accumulated earnings and profits will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed the Company's actual net capital gain for the taxable year, although corporate stockholders may be required to treat up to 20% of any such capital gain dividend as ordinary income. Distributions in excess of the Company's current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of a stockholder's shares of stock. To the extent that such distributions exceed the adjusted basis of a stockholder's shares of stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares of stock have been held for not more than one year) assuming the shares of stock are a capital asset in the hands of the stockholder. Stockholders may not include, in their respective income tax returns, any net operating losses or capital losses of the Company.

     Dividends declared by the Company in the last quarter of the calendar year (October through December) to stockholders of record on a date in such quarter shall be treated as both paid by the Company and received by such stockholders on December 31 of such year, provided that the Company actually pays such dividends during January of the following calendar year.

     In general, any gain or loss recognized by a stockholder on the sale or other taxable disposition of shares of stock will be treated as capital gain or loss, provided the shares are a capital asset in the hands of the seller. In general, any loss upon a sale or exchange of shares of stock by a stockholder who has held such shares for not more than six months (after applying certain rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term gain.

     Tax preference and other items which are treated differently for regular and alternative minimum tax purposes are to be allocated between a REIT and its stockholders under regulations which are to be prescribed. It is likely that these regulations would require tax preference items to be allocated to the Company's stockholders with respect to any accelerated depreciation claimed by the Company.

     The Taxpayer Relief Act of 1997 (the "Act") alters the taxation of capital gain income. Under the Act, individuals who hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals who hold certain assets for more than 12 months but less than 18 months may be taxed at a maximum mid-term capital gain rate of 28% on the sale or exchange of those investments. The Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, special rules for "qualified 5-year gain," as well as other changes to prior law. The Act allows the IRS to prescribe regulations on how the Act's new capital gain rates will apply to sales of capital assets by "pass-thru entities," which include REITs such as the Company. To date regulations have not yet been prescribed, and it remains unclear how the Act's new rates will apply to capital gain dividends or undistributed capital gains, including for example the extent, if any, to which capital gain dividends or undistributed capital gains from the Company will be taxed to individuals at the new rates for mid-term capital gains and unrealized section 1250 recapture, rather than the long-term capital gain rates. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Act.

     Taxation of Tax-Exempt Domestic Stockholders. As a general rule, amounts distributed by a REIT to a tax-exempt entity do not constitute unrelated business taxable income ("UBTI") and thus distributions by the Company to a stockholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of stock with "acquisition indebtedness" within the meaning of the Code and the tax-exempt entity's shares of stock are not otherwise used in an unrelated trade or business of the tax-exempt entity. Similarly, gain from the sale of stock by a stockholder that is a tax-exempt entity should not generally constitute UBTI unless the tax-exempt stockholder has held such stock as a "dealer" under the Code or has financed the acquisition of such stock with "acquisition indebtedness." If a REIT constitutes a "pension-held REIT" in a taxable year, distributions by such REIT to a tax-exempt employee's pension trust that owns more than 10% of the REIT may be treated as UBTI in an amount equal to the percentage of gross income of the REIT that is derived from an "unrelated trade or business" (determined as if the REIT were a pension trust and subject to certain de minimis rules) divided by the gross income of the REIT for the year in which the dividends are paid. This rule only applies, however, if (i) the percentage of the gross income derived from the REIT for the year in which the dividends are paid is at least five percent, (ii) the REIT qualifies as a REIT only because the pension trust is not treated as a single individual for purposes of the "five-or-fewer" rule (see "--Taxation of the Company -- Requirements for Qualification as a REIT") and (iii) (A) one pension trust owns more than 25% of the value of the REIT, or, (B) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the REIT. The Company does not expect that it will constitute a "pension-held REIT" in part because the ownership limits in the Company's Charter (assuming no waiver of such limits by the Board of Directors) would prevent such a pension trust from acquiring stock in excess of the Ownership Limit.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. federal income and estate tax consequences of the ownership and disposition of stock applicable to Non-U.S. Holders of such shares. A "Non-U.S. Holder" is any person other than
(i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries has the authority to control all substantial decisions of the trust. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income and estate taxation.

     Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable treaty). In general, and subject to the discussion below, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock. In cases where the dividend income from a Non-U.S. Holder's investment in stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

     To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country absent knowledge that the presumption is not warranted. Treasury regulations proposed in April 1996 would require non-U.S. Holders to file a "withholding certificate" with the Company's withholding agent certifying such holder's entitlement to benefits under a treaty. Such certificates would contain the holder's name and address and other pertinent information and the basis for any reduced rate claimed. These withholding certificates would be required in the case of dividends paid after December 31, 1997 (December 31, 1999, in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations.) Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends distributed by a REIT, such as the Company.

     Non-Dividend Distributions. Distributions by the Company which exceed its current and accumulated earnings and profits will not be taxable to the extent such distributions are not in excess of the Non-U.S. Holder's adjusted basis in its shares, but rather will reduce (but not below zero) the adjusted basis for such shares. To the extent such distributions exceed the adjusted basis of a Non-U.S. Holder's shares of stock, the distributions will give rise to U.S. tax liability if the Non-U.S. Holder would otherwise be subject to tax on gain from the sale or disposition of shares in the Company, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The Non-U.S. Holder may seek a refund of such amounts from the IRS, however, if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

     Dispositions of Stock. Unless the stock constitutes a USRPI, a sale of stock by a Non-U.S. Holder will generally not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI in the hands of a Non-U.S. Holder if the Company constitutes a "domestically controlled REIT." A domestically controlled REIT means a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. At present, the Company believes that it is and will continue to be a domestically controlled REIT, and therefore that the sale of Common Stock will not be subject to taxation under FIRPTA. Because the stock is publicly traded, however, no assurance can be given the Company will in fact be a domestically controlled REIT.

     If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (i) the Company's stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE, on which the Common Stock is listed) and (ii) the selling Non-U.S. Holder held 5% or less of the Company's outstanding stock at all times during a specified testing period.

     If gain on the sale of stock were subject to taxation under FIRPTA, the Non-U.S. Holder would generally be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

     Capital gains recognized by a Non-U.S. Holder that are not subject to FIRPTA nonetheless will generally be subject to current U.S. federal income taxation if: (i) the Non-U.S. Holder's investment in stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder or
(ii) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States.

     Estate Tax. Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. federal estate tax on the property includible in the estate for U.S. federal estate tax purposes.

OTHER TAX CONSEQUENCES

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the stock of the Company.

     The Company will report to its stockholders and the IRS the amount of dividends paid or deemed paid during each calendar year, and the amount of tax withheld, if any.

     There may be other federal, state, local or foreign income, or estate and gift tax considerations applicable to the circumstances of a particular investor. Stockholders should consult their own tax advisors with respect to such matters.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell the Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

     Underwriters may offer and sell the Securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize dealers, acting as the Company's agents, to offer and sell the Securities upon such terms and conditions as set forth in the related Prospectus Supplement. In connection with the sale of the Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit agreements by certain institutions to purchase the Securities from the Company at the public offering price set forth in the related Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in a Prospectus Supplement. Each Contract will be for an amount specified in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that (i) the purchase by an institution of the Securities covered by Contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the Securities are being sold to Underwriters, the Company shall have sold to such Underwriters such amount specified in the applicable Prospectus Supplement.

     Any Securities issued hereunder (other than Common Stock) will be new issues of securities with no established trading market. Any underwriters or agents to or through whom such Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, the Company and certain of its affiliates in the ordinary course of business.

                                 LEGAL MATTERS

     Sirote & Permutt, P.C., Birmingham, Alabama, counsel to the Company, will render an opinion with respect to the validity of the Securities offered hereby. In rendering such opinion, Sirote & Permutt, P.C., will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law.

                                    EXPERTS

     The Consolidated Financial Statements and schedules of Capstone Capital Corporation as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995, and for the period from June 30, 1994 (inception) to December 31, 1994, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP, audits and reports on financial statements of Capstone Capital Corporation issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon their reports and said authority.

             ======================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..............   S-3
Use of Proceeds............................   S-8
Capitalization.............................   S-9
Description of Series A Preferred Stock....  S-10
Federal Income Tax Considerations..........  S-15
Underwriting...............................  S-17
Legal Matters..............................  S-18
PROSPECTUS
Available Information......................     2
Incorporation of Certain Documents by
  Reference................................     2
The Company................................     4
Risk Factors...............................     4
Use of Proceeds............................    11
Consolidated Ratios of Earnings to Fixed
  Charges and Combined Fixed Charges
  and Preferred Stock Dividend
  Requirements.............................    11
Description of Debt Securities.............    12
Description of Capital Stock...............    20
Description of Warrants....................    26
Federal Income Tax Considerations..........    27
Plan of Distribution.......................    37
Legal Matters..............................    38
Experts....................................    39

             ======================================================

             ======================================================

                                3,000,000 SHARES

                      [CAPSTONE CAPITAL CORPORATION LOGO]

                                CAPSTONE CAPITAL
                                  CORPORATION
                           8 7/8% SERIES A CUMULATIVE
                                PREFERRED STOCK

                                  ------------

                             PROSPECTUS SUPPLEMENT

                               SEPTEMBER 26, 1997

                                  ------------
                           SMITH BARNEY INC.
                               PAINEWEBBER INCORPORATED
                                   J.C. BRADFORD & CO.
                                        COWEN & COMPANY
             ======================================================